Exhibit (A)(1)(I)

Offer to Purchase for Cash

All the Outstanding Shares of Common Stock

of

UNIONBANCAL CORPORATION

at

$73.50 Net Per Share

by

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON SEPTEMBER 26, 2008, UNLESS THE OFFER IS EXTENDED.

Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), through its wholly owned subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“Purchaser”), hereby offers to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those Shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity (the “Controlled Shares”), for $73.50 per Share, net to the seller in cash and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The purpose of the Offer is for MUFG to increase its direct and indirect equity interest in the Company from approximately 64.9% to, ultimately, 100%.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among Purchaser, Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). If MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, Merger Sub will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law (the “Merger”). If the Offer is consummated and MUFG and its affiliates do not collectively hold at least 90% of the Shares upon consummation of the Offer, MUFG and we may consider various options, including acquiring Shares in open market or private purchases to increase our ownership to 90% or requesting approval from the Company’s stockholders for the Merger despite not owning 90% of the Shares.

A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 5 OF THIS OFFER TO PURCHASE. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is not subject to a financing condition. The Offer is subject to, among other things, the non-waivable condition that pursuant to the Offer, there shall have been validly tendered and not properly withdrawn a number of Shares that constitutes at least a majority of Shares that are not Controlled Shares (assuming the exercise of all options, warrants and other rights to purchase Shares and excluding from the numerator of such calculation any Shares held by stockholders that are affiliated with the Company, including directors and officers of the Company), as of the time that we accept for payment the Shares tendered pursuant to the Offer. The Offer is also subject to certain other conditions described in Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase.

The Board of Directors of the Company, based upon the unanimous (with one independent director absent) recommendation of a special committee of the Board of Directors composed of independent directors, has (with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

IMPORTANT

If you wish to tender your Shares in the Offer, you should, as applicable, (i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal, and mail or deliver the signed Letter of Transmittal and all other required documents to Mellon Investor Services LLC, the depositary for the Offer, at the addresses set forth on the back cover of this Offer to Purchase, together with certificates representing Shares tendered (or effective affidavits of loss relating to such certificates), (ii) follow the procedure for book-entry transfer set forth in Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such person if you wish to tender those Shares.

If you wish to tender your Shares in the Offer and your certificates are not immediately available or you cannot comply with the procedure for book-entry transfer on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase.

If you have questions about the Offer, you can direct them to our solicitation and information agent for the Offer, Innisfree M&A Incorporated, or to our dealer manager for the Offer, Morgan Stanley & Co. Incorporated (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase and the Letter of Transmittal from the Information Agent or from your broker, dealer, commercial bank or trust company.

The Dealer Manager for the Offer is:

The date of this Offer to Purchase is:

August 29, 2008

I.    SUMMARY TERM SHEET

The following are answers to some of the questions you, as a stockholder, may have about this Offer to Purchase. This summary highlights important and material information from this Offer to Purchase but does not purport to be complete. We urge you to read carefully this entire Offer to Purchase and the related Letter of Transmittal and the other documents to which we refer you before making any decision as to whether to tender your Shares. We have included section references to direct you to a more complete description of the topics addressed in this summary.

Who is offering to purchase my securities?

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“Purchaser”), is offering to purchase your shares of common stock of UnionBanCal Corporation, a Delaware corporation (the “Company”, and together, the “Offer”). Purchaser is a Japanese bank and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan. Unless the context otherwise requires, the terms “we”, “our” and “us” refer to Purchaser. See Section II—“Introduction” and Section IV.7—“Certain Information Concerning MUFG and Purchaser” of this Offer to Purchase.

MUFG and its affiliates, including Purchaser and other subsidiaries, currently collectively hold approximately 64.9% of the issued and outstanding shares of common stock, par value $1.00 per share (the “Shares”) of the Company. If MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”) will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law (the “Merger”). If the Offer is consummated and MUFG and its affiliates do not collectively hold at least 90% of the Shares upon consummation of the Offer, MUFG and we may consider various options, including acquiring Shares in open market or private purchases to increase our ownership to 90% or requesting approval from the board of directors of the Company (the “Board of Directors”) and stockholders for the Merger despite not owning 90% of the Shares.

What securities are you offering to purchase?

We are offering to purchase all the Shares other than those Shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity (the “Controlled Shares”). See Section II—“Introduction” and Section IV.1—“Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $73.50 per Share, net to you, in cash and without interest (the “Offer Price”). If you are the record owner of your Shares and you directly tender your Shares in the Offer, you will not have to pay brokerage fees or incur similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders the Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section II—“Introduction” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Purchaser, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated August 18, 2008 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer. In addition, if MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, Merger Sub will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law. See “Section II—Introduction” and “Section III—Special Factors” of this Offer to Purchase.

What does the Company’s Board of Directors think of the Offer?

The Board of Directors, based upon the unanimous (with one independent director absent) recommendation of a special committee of the Board of Directors comprised of independent directors, has (with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

What is the market value of my Shares as of a recent date?

On August 11, 2008, the last trading day before we publicly announced our proposed acquisition of the Shares (other than the Controlled Shares), the last reported sales price of a Share on the New York Stock Exchange (the “NYSE”) was $58.18. On August 15, 2008, the last trading day before we announced the Merger Agreement and the Offer, the last reported sales price of a Share on the NYSE was $65.49. We encourage you to obtain a recent quotation for your Shares before deciding whether or not to tender your Shares. See Section IV.5—“Price Range of the Shares” of this Offer to Purchase.

Do you have the financial resources to pay for Shares?

We estimate the total amount of funds necessary to complete the Offer and the Merger and to pay related fees and expenses to be approximately $3.6 billion. We have sufficient cash and cash equivalents on hand to purchase all Shares validly tendered in the Offer and to provide funding for the Merger, if any. The Offer is not subject to any financing condition. See Section IV.8—“Source and Amounts of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision on whether to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares in the Offer, because the Offer is being made for all the outstanding Shares (excluding Controlled Shares) solely for cash. MUFG and we have sufficient cash and cash equivalents on hand to purchase all Shares validly tendered in the Offer and to provide funding for the Merger, if any. The Offer is not subject to any financing condition. See Section IV.8—“Source and Amounts of Funds” of this Offer to Purchase.

What are the most significant conditions of the Offer?

The Offer is subject to, among other things, the non-waivable condition that pursuant to the Offer, there shall have been validly tendered and not properly withdrawn a number of Shares that constitutes at least a majority of Shares that are not Controlled Shares (assuming the exercise of all options, warrants and other rights to purchase Shares and excluding from the numerator of such calculation any Shares held by stockholders that are affiliated with the Company, including directors and officers of the Company), as of the time that we accept for payment the Shares tendered pursuant to the Offer. The Offer is subject to other conditions. See Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase.

Are any regulatory approvals required for the Offer and the Merger?

No. In particular, because MUFG and we own, directly or indirectly, a majority of the outstanding common stock of the Company, no prior approval of the Offer is required under the U.S. Bank Holding Company Act of 1956, the U.S. Change in Bank Control Act, the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 or the Banking Act of Japan.

How long do I have to decide whether to tender my Shares in the Offer?

You have until 12:00 midnight, New York City time, on September 26, 2008, or a later date if the Offer is extended, to tender your Shares in the Offer. If you cannot deliver all documents required to make a valid tender to the Depositary for the Offer by that time, you may be able to use a guaranteed delivery procedure, which is described in Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended, and under what circumstances?

Yes. We may extend the Offer for one or more consecutive increments of not more than 10 business days each from time to time if certain conditions of the Offer have not been satisfied or waived. We may also elect to provide a “subsequent offering period”, which subsequent offering period could be in addition to any extension of the Offer. A subsequent offering period is an additional period of time after we have acquired Shares in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. In addition, under the Merger Agreement, the Company may require us to extend the Offer by one or more consecutive increments of not more than 10 business days each until the earlier of 40 business days following the date hereof and the termination of the Merger Agreement or to make available a subsequent offering period of not less than 10 Business Days, provided that we will not be required to make available such a subsequent offering period if, prior to the commencement of such subsequent offering period, MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold 90% or more of the Shares. See Section IV.1—“Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended and/or a subsequent offering period is provided?

If we decide (or are required) to extend the Offer, we will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. If we determine (or are required) to provide a subsequent offering period, we will make a public announcement of our intention, not later than 9:00 a.m., New York City time, on the next business day after the day on which the initial offering period expires, and will immediately begin the subsequent offering period. See Section IV.1—“Terms of the Offer” of this Offer to Purchase.

What is the difference between an extension of the Offer and a subsequent offering period?

If the Offer is extended, no Shares will be accepted or paid for until the extension expires (and only if the conditions to the Offer are satisfied or, to the extent applicable, waived), and you will be able to withdraw your Shares until that expiry. A subsequent offering period, if there is one, is not an extension of the Offer and would occur after the Offer has expired and we have accepted, and become obligated to pay for, all the Shares that were validly tendered and not properly withdrawn by the time the Offer expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn. See Section IV.1—“Terms of the Offer” and Section IV.4—“Withdrawal Rights” of this Offer to Purchase.

When will I receive cash for Shares that I tender?

Shares tendered during the initial offering period (including any extension thereof) will be paid for promptly after the expiry of the offering period, taking into account any extension periods. In the event there is a subsequent offering period, Shares tendered during the subsequent offering period will be paid for promptly after they are tendered.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount, subject to appraisal rights. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares, unless you seek an appraisal for your Shares. If and when we consummate the Merger, if you perfect your rights to appraisal under the Delaware General Corporation Law, you may receive a different amount from the consideration being paid in the Merger. If the Offer is consummated but the Merger does not take place, there is a risk the Shares that remain outstanding after the Offer may no longer be eligible to be traded on the NYSE and there may not be an active public trading market for the Shares. See “—If Shares are purchased in the Offer, will the Company continue as a public company?” below. See also Section III.5—“Certain Effects of the Offer and the Merger; Plans for the Company” of this Offer to Purchase.

If Shares are purchased in the Offer, will the Company continue as a public company?

This is a “going private transaction”. If MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, Merger Sub will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law. If the Offer is consummated and MUFG and its affiliates do not collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, MUFG and we may consider various options, including acquiring Shares in open market or private purchases to increase our ownership to 90% or requesting approval from the Company’s stockholders for the Merger despite not owning 90% of the Shares. If the Merger takes place, the Company will no longer be a public company. Further, even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and so few publicly held Shares that the Shares will no longer be eligible to be traded on the NYSE or other securities exchanges and there may not be an active public trading market for Shares. The Shares may also become subject to deregistration under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not have any current plans affirmatively to take steps to delist the Shares from the NYSE or deregister the Shares under the Exchange Act prior to such time as the Merger has been consummated. See Section III.5—“Certain Effects of the Offer and the Merger; Plans for the Company” of this Offer to Purchase.

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company (“DTC”), together with a completed Letter of Transmittal, or in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal, and any required signature guarantees and other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three trading days after the date of the guarantee. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase.

Can holders of stock options, warrants or other rights to purchase the Shares participate in the Offer?

The Offer is only for the Shares and not for any options, warrants or other rights to acquire the Shares. To the extent holders of such options, warrants or other rights convert them into Shares prior to the consummation of the Offer, such Shares may be tendered in the Offer. In the Merger Agreement, we have agreed that, if the Merger occurs, holders of outstanding options, warrants or other rights to purchase the Shares will receive cash with respect to each Share subject to such rights equal in amount to the excess of the considerations offered to stockholders in the Merger over the exercise price set forth in such rights.

Can holders of restricted Shares participate in the Offer?

Yes. Holders of restricted Shares may tender their restricted Shares in the Offer. The cash consideration that such holders would receive upon consummation of the Offer would not be restricted. Such cash consideration would be subject to applicable income and employment tax withholding.

Until what time can I withdraw my previously tendered Shares?

You can withdraw your previously tendered Shares at any time prior to the expiration of the Offer and, if we have not accepted your Shares for payment by October 27, 2008, you may withdraw them at any time after that date until we accept the Shares for payment. However, there will be no withdrawal rights during any subsequent offering period, if one is provided. See Section IV.4—“Withdrawal Rights” of this Offer to Purchase.

How do I withdraw my previously tendered Shares?

To withdraw your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary, while you still have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section IV.4—“Withdrawal Rights” of this Offer to Purchase.

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available in the Offer. However, if the Merger occurs, you will be entitled to appraisal rights in connection with the Merger, if you do not tender your Shares in the Offer or vote in favor of the Merger, and provided that you otherwise comply with applicable Delaware law. See Section III.9—“Appraisal Rights” of this Offer to Purchase.

Will I be taxed on the cash that I receive?

The receipt of cash in the Offer or Merger in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the particular effect the proposed transactions will have on your Shares. See Section III.11—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

Where can I find out more information about the Company, MUFG and Purchaser?

You can find out information about the Company from the sources described in Section IV.6—“Certain Information Concerning the Company” of this Offer to Purchase. You can find out information about MUFG and Purchaser from the sources described in Section IV.7—“Certain Information Concerning MUFG and Purchaser” of this Offer to Purchase.

Whom can I call with questions about the Offer?

You can contact our solicitation and information agent, Innisfree M&A Incorporated, collect at 1-212-750-5833 or toll-free at 1-877-717-3922, or the dealer manager, Morgan Stanley & Co. Incorporated, collect at 1-212-761-3001 or toll-free at 1-866-880-5071. See the back cover of this Offer to Purchase.

To the holders of common stock of UnionBanCal Corporation:

II.    INTRODUCTION

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“Purchaser”) and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), hereby offers to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those Shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity (the “Controlled Shares”), for $73.50 per Share, net to the seller in cash and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us pursuant to the Offer. If you own your Shares through a broker or other nominee, however, and your broker or nominee tenders Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will pay all charges and expenses of Morgan Stanley & Co. Incorporated, as dealer manager (the “Dealer Manager” or “Morgan Stanley”), Mellon Investor Services LLC, as depositary (the “Depositary”), and Innisfree M&A Incorporated, as solicitation and information agent (“Innisfree” or the “Information Agent”). See Section IV.12—“Fees and Expenses” of this Offer to Purchase.

The purpose of the Offer is for MUFG to increase its equity interest in the Company from approximately 64.9% to, ultimately, 100%. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among Purchaser, Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). If MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, Merger Sub will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law (the “Merger”). If the Offer is consummated and MUFG and its affiliates do not collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, MUFG will not own enough Shares to assure the consummation of a back-end cash merger due to a 90% vote requirement in the Company’s Certificate of Incorporation applicable to cash mergers between the Company, on the one hand, and MUFG and its affiliates, on the other hand. See Section IV.11—“Certain Legal Matters” of this Offer to Purchase. Under such circumstances, MUFG and we may consider various options, including acquiring Shares in open market or private purchases to increase our ownership to 90% or requesting approval from the Company’s stockholders for the Merger despite not owning 90% of the Shares. In those circumstances, there can be no assurance that MUFG will seek to effect the Merger or to acquire additional Shares.

The Company’s Board of Directors (the “Board of Directors”), based upon the unanimous (with one independent director absent) recommendation of a special committee of the Board of Directors comprised of independent directors (the “Special Committee”), has (with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement. A more complete description of the Board of Directors’ reasons for approving the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

The Offer is conditioned upon the fulfillment of all the conditions described in Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase, including the following:

Majority Tender Condition. The Offer is subject to the non-waivable condition that, pursuant to the Offer, there shall have been validly tendered and not properly withdrawn a number of Shares that constitutes at least a majority of the outstanding Shares that are not Controlled Shares (assuming the exercise of all options, warrants and other rights to purchase shares of the Company’s common stock, and excluding from the numerator of such calculation any shares held by stockholders that are affiliated with the Company, including directors and officers of the Company), as of the time that we accept for payment the Shares tendered pursuant to the Offer (the “Majority Tender Condition”).

This Offer to Purchase and the documents incorporated by reference herein contain forward-looking statements, including statements that contain the words “believes”, “anticipates”, “expects”, “plans”, “intends”, “estimates”, “may”, “will”, “could”, “should” and other similar words and phrases, statements regarding the intent, belief or current expectations of MUFG and Purchaser, and the information in Section IV.7—“Certain Information Concerning MUFG and Purchaser” of this Offer to Purchase. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither MUFG nor Purchaser undertakes any obligation to update the forward-looking statements contained in this Offer to Purchase, the related Letter of Transmittal or in any document incorporated by reference herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase and incorporated herein by reference has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although MUFG, we, the Information Agent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, MUFG, we, the Information Agent and the Dealer Manager cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to MUFG, us, the Information Agent or the Dealer Manager.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on September 26, 2008, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decisions are made with respect to the Offer.

III.    SPECIAL FACTORS

1. Background to the Offer and the Merger.

In 1984, The Mitsubishi Bank, Ltd. acquired all the shares of BanCal Tri-State Corporation, the holding company for The Bank of California.

In 1988, Union Bank merged with and into California First Bank, a majority owned subsidiary of The Bank of Tokyo, Ltd. Following the merger, California First Bank changed its name to Union Bank.

In April 1996, The Mitsubishi Bank merged with The Bank of Tokyo to form The Bank of Tokyo-Mitsubishi, Ltd., the predecessor of Purchaser. In connection with this merger, BanCal Tri-State Corporation and Union Bank merged to form the Company, which became the holding company for Union Bank of California, N.A.

The Bank of Tokyo-Mitsubishi’s holdings in the Company fluctuated as a result of the various transactions, including:

•	In February 1999, The Bank of Tokyo-Mitsubishi sold a portion of its shares of the Company in a public offering, as well as an additional portion to the Company.

•	In August 2002, September 2003 and February 2005, the Company repurchased additional shares of its common stock from The Bank of Tokyo-Mitsubishi.

In September 2003, the Company reincorporated from California to Delaware. The Company retained a provision in its Certificate of Incorporation, based on California law, that effectively requires a 90% supermajority vote for the Company's stockholders to approve a cash merger between the Company, on the one hand, and MUFG or any of its subsidiaries, on the other hand. See Section IV.11—“Certain Legal Matters” of this Offer to Purchase.

In October 2005, Mitsubishi Tokyo Financial Group, Inc., the holding company for The Bank of Tokyo-Mitsubishi, merged with UFJ Holdings, Inc., to form MUFG, which became the holding company for Purchaser, the successor to The Bank of Tokyo-Mitsubishi.

MUFG and Purchaser regularly consider their investment alternatives. In 2007, for example, MUFG completed its acquisition of the publicly held shares of Mitsubishi UFJ Securities, Inc., a Japanese broker/dealer the shares of which had been listed on the Tokyo Stock Exchange. In the summer of 2007, an informal project team in Tokyo conducted limited research on the possible acquisition of the Company’s publicly-held Shares. In early September, the decision was made not to proceed with the acquisition at that time.

In December 2007 and early 2008, representatives from MUFG and Purchaser discussed with Masaaki Tanaka, the Company’s president and the chief executive officer, at a conceptual level, MUFG’s global and U.S. business strategy, including the possibility of an acquisition by MUFG and Purchaser of the publicly-held Shares. Mr. Tanaka was and continues to be the head of the UNBC Group, an organizational term for Purchaser, representing the Company in the Global Business Unit of Purchaser. In addition, Mr. Tanaka served as an executive officer at Purchaser prior to being appointed as the Company’s president and chief executive officer in May 2007.

In January 2008, the relevant departments of MUFG and Purchaser decided actively to explore the possible acquisition of the publicly-held Shares. In connection with that project, MUFG and Purchaser established an internal working group that did not include Mr. Tanaka or any other representative from the Company. In addition, MUFG and Purchaser engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as their U.S. legal advisor in January 2008, Morgan Stanley as their financial advisor and Mori Hamada & Matsumoto as their Japanese legal advisor in February 2008.

On Friday, April 25, 2008, senior management of MUFG and Purchaser decided at an internal meeting to proceed with a proposal to pay $58.00 per publicly-held Share (other than the Controlled Shares) in a two-step transaction.

On Saturday, April 26, 2008, Nobuyuki Hirano and Akira Kamiya, senior representatives of MUFG and Purchaser, met with Richard D. Farman, the lead independent director of the Company, and David R. Andrews, an independent director and Chairman of the Corporate Governance Committee of the Company, and Masaaki Tanaka, in Santa Monica, California at the request of MUFG and Purchaser. At the meeting, Messrs. Hirano and Kamiya communicated to Messrs. Farman, Andrews and Tanaka a proposal by MUFG and Purchaser pursuant to which Purchaser would acquire the Shares (other than the Controlled Shares) for $58.00 per Share in cash in a negotiated transaction with a special committee of independent directors of the Board of Directors that MUFG and Purchaser assumed would be formed (such proposal is herein referred to as the “Initial Proposal”). Messrs. Hirano and Kamiya provided Messrs. Farman, Andrews and Tanaka with a term sheet reflecting the following terms:

•	Price: Purchase the Shares not currently owned by Purchaser for a price of $58.00 per Share

•	Premium: 15-16% premium over the Company’s average trading prices of the common stock for the last week, 10 trading days and four weeks

•	Consideration: Cash

•	Structure: Tender offer followed by a second-step merger

•	Current Equity Awards: Cash-out

•

Executive/Employee Incentive and Retention Programs: MUFG/Purchaser would like to discuss the optimal arrangements with the Company through a special committee of independent directors that MUFG/Purchaser assumed would be created

•	Other terms

•	Non-binding proposal

•

MUFG/Purchaser would like to move forward to obtain the approval and recommendation of a special committee and believe that they can work with a special committee and achieve that result. As part of the process, MUFG/Purchaser expect there would be:

•	Execution of confidentiality agreement

•	Confirmatory due diligence

•	Negotiation of satisfactory merger agreement

Messrs. Hirano and Kamiya also informed Messrs. Farman, Andrews and Tanaka that MUFG and Purchaser were interested only in acquiring the publicly held Shares and were not interested in selling any of the Controlled Shares.

Following the meeting with representatives of MUFG and Purchaser, Mr. Farman convened a telephonic meeting to inform the other independent directors on the Board of Directors of the Initial Proposal.

On Tuesday, April 29, 2008, the Board of Directors held a meeting in Berkeley, California to establish the Special Committee to evaluate and formulate a response to the Initial Proposal. At the meeting, the Board of Directors resolved to appoint a Special Committee consisting of Aida M. Alvarez, Mr. Andrews, Nicholas B. Binkley, L. Dale Crandall, Murray H. Dashe, Mr. Farman, Christine Garvey, Michael J. Gillfillan, Mohan S. Gyani, Ronald L. Havner, Jr., Mary S. Metz, J. Fernando Niebla, Barbara L. Rambo and Dean A. Yoost, all of whom were directors of the Company and were neither employees of the Company nor current or former employees or directors of MUFG or Purchaser, and appointed Mr. Farman as Chairman of the Special

Committee. The resolutions establishing the Special Committee vested the Special Committee with the power and authority, among other things, to negotiate on behalf of the Company with respect to any proposal to acquire the Shares (other than the Controlled Shares) (including, without limitation, the authority to reject any such proposal in the Special Committee’s sole discretion). The resolutions did not authorize the Special Committee to seek a sale of the entire Company because MUFG and Purchaser had conveyed that they had no intention of selling the Shares owned by them and their affiliates. The resolutions also granted the Special Committee the power and authority to select and retain, at the Company’s expense, legal, financial and other advisors to assist the Special Committee in its evaluation of the Initial Proposal.

Immediately following the establishment of the Special Committee, the Special Committee established a subcommittee (the “Subcommittee”) consisting of Messrs. Andrews, Crandall and Gyani and appointed Mr. Andrews as Chairman of the Subcommittee. The purpose of the Subcommittee was to assist the Special Committee in its evaluation of the Initial Proposal, including by retaining the Special Committee’s independent legal and financial advisors, and to report periodically to the Special Committee. However, the Subcommittee was not authorized to engage in discussions with MUFG, Purchaser or other third parties without the Special Committee’s authorization and only the Special Committee was authorized to make a recommendation to the Board of Directors with respect to any proposal to acquire the Shares (other than the Controlled Shares).

Promptly following its establishment, the Subcommittee conducted interviews with several law firms and investment banking firms to advise the Special Committee with respect to legal and financial matters, respectively. Among other matters, the Subcommittee considered the experience and expertise of the law firms and investment banking firms in special committee matters related to transactions similar to the Initial Proposal and whether such firms had any material conflicts of interest involving the Company, MUFG, Purchaser or related parties. In this regard, Credit Suisse Securities (USA) LLC (“Credit Suisse”) informed the Subcommittee that it has arms’ length commercial relationships with MUFG and Purchaser, including certain counterparty trading relationships and certain securities clearing and custody relationships, and that it has been engaging in discussions with Purchaser regarding a possible arrangement with respect to a part of its debt products business. The Subcommittee concluded that each of Credit Suisse and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) possessed the requisite experience and expertise to advise the Special Committee in connection with any potential transaction with MUFG or Purchaser and that neither firm had any conflicts of interest involving the Company, MUFG, Purchaser or related parties that would impair its ability to provide independent advice to the Special Committee. The Subcommittee determined to engage both firms on or around May 8, 2008.

On Monday, May 12, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. At the meeting, the Subcommittee reviewed the background of the Initial Proposal, discussed the process by which the Company would prepare financial forecasts for use by the Special Committee and its advisors in evaluating the Initial Proposal and furnish information to the Special Committee and its advisors, and prepared for the next Special Committee meeting. Because existing financial forecasts did not forecast the earnings prospects of the Company beyond the current year, the preparation of longer-term financial forecasts for use by the Special Committee was deemed necessary to assist the Special Committee and Credit Suisse in their review and evaluation of the Initial Proposal and the Company. The Subcommittee determined that Mr. Farman would speak with certain members of management to explain the Special Committee process and the procedures that should be followed in furnishing information to the Special Committee and its advisors, including instructions for management not to share information regarding its communications with the Special Committee with MUFG, Purchaser or their affiliates without the Special Committee’s consent.

Following the meeting, Credit Suisse commenced its review of information regarding the Company based on publicly available information and non-public information received from management of the Company.

On Thursday, May 22, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps participated. At the meeting, representatives of Skadden Arps reviewed for the Special Committee its duties under applicable law, including the fiduciary duties of the Special Committee. The Special Committee also reviewed the scope of its responsibilities and authority as delegated by the Board of Directors and the procedures that were communicated to management of the Company with respect to the preparation of financial forecasts and the furnishing of information to the Special Committee and its advisors.

On Thursday, May 22, 2008 and Friday, May 23, 2008, Credit Suisse met certain members of the Company’s management, including Philip B. Flynn, the Company’s vice chairman and chief operating officer, David I. Matson, the Company’s vice chairman and chief financial officer, John C. Erickson, the Company’s vice chairman and chief risk officer, David A. Anderson, the Company’s executive vice president and controller, Erin Selleck, the Company’s senior vice president and treasurer, Morris W. Hirsch, then the Company’s senior vice president and acting general counsel, David W. Dobon, the Company’s senior vice president responsible for corporate development, Lois-Grace Golde, the Company’s senior vice president of financial planning & analysis, and Oliver Buechse, the Company’s senior vice president responsible for corporate strategy. During these meetings, Credit Suisse reviewed Company information and discussed the business and prospects of the Company with members of the Company’s management (other than Mr. Tanaka) to assist Credit Suisse in its review of the Company.

On Tuesday, May 27, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. Among other things, at that meeting, Credit Suisse discussed the status of its review of information regarding the Company with the Subcommittee and certain management perspectives regarding the Company’s business and prospects.

On Thursday, May 29, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse discussed with the Special Committee the status of its review of information regarding the Company. Mr. Andrews also explained the process of management’s preparation of financial forecasts and noted that Messrs. Flynn, Matson, Erickson and Dobon and Ms. Golde (collectively, the “Management Team”) were the members of management of the Company preparing the financial forecasts for use by the Special Committee and that Mr. Tanaka, as a result of his affiliation with MUFG and Purchaser, would not be involved in the preparation of the financial forecasts. The Special Committee also discussed the appropriate fee structure and fee levels for service on the Special Committee and Subcommittee in connection with the evaluation of the Initial Proposal. Prior to the meeting, Skadden Arps had delivered to the Special Committee information with respect to fees paid to members of special committees in other transactions involving special committees. The resolutions establishing the Special Committee had provided for a fee of $2,500 per meeting for Special Committee and Subcommittee members and an additional quarterly retainer of $2,500 for the Chairmen of the Special Committee and the Subcommittee, respectively. The Special Committee noted that the fee structure and fee levels should take into account the structure and size of the Special Committee, be consistent with the Board of Directors’ general approach regarding directors’ fees and be reasonable in light of the workload of Special Committee and Subcommittee members in evaluating the Initial Proposal. The Special Committee also noted that different fee levels for the Chairman of the Committee, the Chairman of the Subcommittee and the members of the Subcommittee would be appropriate in light of the anticipated greater workload of these directors. Following a discussion, the Special Committee (other than Messrs. Farman, Andrews, Crandall and Gyani, who recused themselves from this portion of the Special Committee meeting) resolved that, subject to the ratification of the full Board of Directors, Messrs. Farman and Andrews would be paid a fee for serving as Chairman of the Special Committee and Chairman of the Subcommittee, respectively, consisting of $75,000 as a retainer and a $2,500 per meeting fee, and Messrs. Crandall and Gyani would be paid a fee for serving as members of the Special Committee and the Subcommittee consisting of $50,000 as a retainer and a $2,500 per meeting fee. The full Special Committee also resolved to recommend that the Board of Directors adopt a resolution providing that the remaining members of the Special Committee be paid a fee for serving as members of the Special Committee consisting of $30,000 as a retainer and a $2,500 per meeting fee. On Tuesday, June 17, 2008, the Board of Directors held a telephonic meeting and ratified and approved the foregoing fees for the members of the Special Committee and the Subcommittee.

In the morning on Wednesday, June 4, 2008, the Management Team provided an initial draft of the financial forecasts reflecting a base and an upside scenario to the Subcommittee and Credit Suisse. In the afternoon on Wednesday, June 4, 2008, the Subcommittee held a telephonic meeting at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed with the Subcommittee the financial forecasts prepared by the Management Team, including the assumptions reflected in such forecasts. Following such review and a discussion among the Subcommittee and representatives of Credit Suisse and Skadden Arps, the Subcommittee requested that Credit Suisse prepare a set of questions for the Management Team regarding the financial forecasts reflecting the discussions held with the Subcommittee at that meeting. The Subcommittee also noted that, as had been previously contemplated among Mr. Farman, Mr. Andrews and representatives of Credit Suisse and Skadden Arps, it would be beneficial for the Special Committee to receive a presentation from the Management Team regarding the financial forecasts and to provide the Special Committee with the opportunity to communicate directly with the Management Team regarding such forecasts. The Subcommittee determined that Mr. Farman and Mr. Andrews would extend invitations to attend the next Special Committee meeting to the Management Team to present the financial forecasts to the Special Committee.

On Thursday, June 5, 2008, Credit Suisse reviewed a draft of the questions regarding the assumptions underlying the methodology used in preparing the financial forecasts with the members of the Subcommittee, and following the incorporation of the Subcommittee’s comments, provided these questions to the Management Team. On Monday, June 9, 2008, the Management Team provided updated financial forecasts reflecting refinements to the Management Team’s assumptions and methodology. The Management Team also prepared responses to the questions posed by the Subcommittee and Credit Suisse.

On Tuesday, June 10, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. Credit Suisse reviewed with the Subcommittee the updated financial forecasts, including the assumptions reflected in such forecasts, and the responses to the Subcommittee’s and Credit Suisse’s questions. Mr. Farman and Mr. Andrews reported that the Management Team would present the financial forecasts to the Special Committee at its next meeting and would be prepared to answer the questions of the members of the Special Committee regarding such forecasts.

On Thursday, June 12, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Mr. Andrews reported on the work of the Subcommittee and Credit Suisse in reviewing the financial forecasts. The Management Team then joined the meeting and presented the financial forecasts to the Special Committee. Following a discussion of the financial forecasts with the Management Team, the Special Committee asked the Management Team to update the financial forecasts to include a base forecast reflecting management’s views of the Company’s most likely results given current assessments of its prospects and an optimized forecast reflecting management’s views of a reasonable upside case for the prospects of the Company.

On the evening of Monday, June 16, 2008, the Management Team provided to the Subcommittee and Credit Suisse the financial forecast materials reflecting a base forecast and an optimized forecast. On Tuesday, June 17, 2008, the Subcommittee held a telephonic meeting at which Mr. Farman and representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed with the Subcommittee the financial forecasts provided by the Management Team.

On Friday, June 20, 2008, the Special Committee held a telephonic meeting at which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed and discussed its preliminary financial analyses with respect to the Initial Proposal and the Company, including preliminary financial analyses based on the financial forecasts provided on June 16. The preliminary financial analyses reviewed and discussed with the Special Committee by Credit Suisse on June 20, 2008 were substantially the same types of financial analyses as were reviewed and discussed with the Special Committee on August 17, 2008, which are more fully described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase. After a discussion among the Special Committee and representatives of Credit Suisse and Skadden Arps, the Special Committee determined that the price proposed by MUFG and Purchaser in the Initial Proposal substantially undervalued the Company and was not in the best interests of holders of Shares (other than the holders of Controlled Shares). The Special Committee determined that Messrs. Farman and Andrews would communicate the Special Committee’s conclusion to Messrs. Hirano and Kamiya and the Special Committee instructed Credit Suisse also to communicate the Special Committee’s conclusion to Morgan Stanley.

On the evening of Sunday, June 22, 2008, Messrs. Farman and Andrews communicated the Special Committee’s conclusion to Messrs. Hirano and Kamiya. On Monday, June 23, 2008, Credit Suisse communicated the Special Committee’s conclusion to Morgan Stanley. Both Messrs. Hirano and Kamiya and Morgan Stanley were informed that the Special Committee and its advisors had been reviewing various preliminary valuation metrics, including a discounted cash flow analysis based on a management forecast, which the Special Committee believed more accurately reflected the Company’s intrinsic value as a going concern than current market prices for the Shares. Additionally, it was noted that given the negative sentiment in the overall banking sector, the Special Committee believed that trading prices were presently not a useful benchmark of value for the Company because the Company had not experienced to the same degree the types of problems affecting many other industry participants. It was also communicated to both Messrs. Hirano and Kamiya and to Morgan Stanley that, should MUFG and Purchaser decide to deliver a revised proposal, the Special Committee would give it careful consideration.

On Wednesday, June 25, 2008, at the direction of MUFG and Purchaser, Morgan Stanley requested to review the financial forecasts that had been prepared by the Management Team for use by the Special Committee in evaluating the Initial Proposal. Credit Suisse was instructed to respond that the Special Committee was willing to provide the financial forecasts to MUFG, Purchaser and their advisors, subject to the execution of a mutually satisfactory confidentiality agreement. On Wednesday, July 2, 2008, the Special Committee, the Company and Purchaser entered into a confidentiality agreement and the financial forecasts were provided to Morgan Stanley. On Thursday, July 3, 2008, Morgan Stanley requested additional information with respect to the financial forecasts and a meeting with the management of the Company to review and discuss the financial forecasts. After consultation with the Subcommittee, Credit Suisse was instructed to provide Morgan Stanley with certain additional data and to set up a meeting with the members of management who prepared the financial forecasts.

Over the first three weeks of July, management of the Company worked to prepare for the announcement of the Company’s second quarter earnings and earnings guidance for the full year of 2008. On Monday, July 21, 2008, the Company announced its second quarter earnings and earnings guidance for the full year of 2008, which were lower than the second quarter and full year 2008 earnings forecasts included in the financial forecasts that had been prepared for use by the Special Committee in evaluating the Initial Proposal, principally due to increased provisioning levels for loan losses that were primarily attributable to higher criticized assets, increases in certain loss factors and strong loan growth. Later that day, the Management Team and Mr. Buechse met telephonically with Credit Suisse to provide an update of the Company’s actual performance compared with its forecasted performance.

On Tuesday, July 22, 2008, representatives of Credit Suisse and Morgan Stanley spoke over the phone regarding various matters relating to the Initial Proposal. Consistent with the position previously communicated by the Special Committee, Credit Suisse communicated that it was the Special Committee’s position not to make a counterproposal to the price proposed by MUFG and Purchaser in the Initial Proposal because the Special Committee believed that the proposed price substantially undervalued the Company, but that, should MUFG and Purchaser decide to deliver a revised proposal, the Special Committee would give it careful consideration.

On Wednesday, July 23, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. Credit Suisse updated the Special Committee regarding communications with Morgan Stanley since the last Special Committee meeting and the Special Committee reviewed the second quarter results and earnings guidance. In light of the Company’s actual second quarter earnings and earnings guidance for the full year of 2008, the Special Committee requested that the Management Team prepare updated financial forecasts reflecting such results and earnings guidance and that the Subcommittee and Credit Suisse review the updated financial forecasts. The Special Committee also instructed Mr. Andrews and Credit Suisse to contact MUFG and Purchaser and Morgan Stanley, respectively, to reiterate the Special Committee’s position regarding the Initial Proposal.

On Wednesday, July 23, 2008, Mr. Andrews called Mr. Kamiya to reiterate that the Special Committee continued to believe that the price proposed in the Initial Proposal substantially undervalued the Company, but that the Special Committee had no intention of delaying the process should MUFG and Purchaser decide to deliver a revised proposal and would give any such revised proposal prompt and careful consideration. On Thursday, July 24, 2008, Credit Suisse called Morgan Stanley to deliver the same message.

On Thursday, July 31, 2008, the Management Team delivered updated financial forecasts (the “Management Forecasts”) to Credit Suisse. On Friday, August 1, 2008, Credit Suisse informed Messrs. Farman and Andrews of its view that the revisions to the financial forecasts would not have a significant impact on the preliminary financial analyses reviewed and discussed with the Special Committee on June 20, 2008.

Also on Friday, August 1, 2008, at the request of Messrs. Farman and Andrews, Credit Suisse provided the Management Forecasts to Morgan Stanley. On Monday, August 4, 2008, the Management Team and Mr. Anderson met with representatives of Morgan Stanley, with representatives of Credit Suisse present, to discuss such Management Forecasts.

On Wednesday, August 6, 2008, the Subcommittee held a telephonic meeting in which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse updated the Subcommittee regarding the meeting between the Management Team and Mr. Anderson and Morgan Stanley. Credit Suisse also confirmed to the Subcommittee that the revisions to the financial forecasts did not have a significant impact on the preliminary financial analyses reviewed and discussed with the Special Committee on June 20, 2008.

On Tuesday, August 12, 2008, in Tokyo, the boards of directors of MUFG and Purchaser approved making a tender offer at $63.00 per share in cash without prior approval of the Special Committee or the Board of Directors.

Late in the evening in California on Monday, August 11, 2008, Messrs. Hirano and Kamiya contacted Messrs. Farman and Andrews to inform them that MUFG and Purchaser would issue a press release shortly stating that Purchaser intended to commence a tender offer at $63.00 per Share in cash on or about August 18, 2008 (the “Proposed $63.00 Offer”). MUFG and Purchaser subsequently issued a press release stating that Purchaser intended to commence the Proposed $63.00 Offer on or about August 18, 2008.

In the morning on Tuesday, August 12, 2008, Messrs. Farman and Andrews and representatives of Skadden Arps and Credit Suisse discussed MUFG’s and Purchaser’s announcement that Purchaser intended to commence the Proposed $63.00 Offer. In consultation with members of the Subcommittee and representatives of Credit Suisse and Skadden Arps, Messrs. Farman and Andrews determined that it would be appropriate to issue a press release urging holders of Shares (other than the holders of Controlled Shares) to take no action at such time with respect to the Proposed $63.00 Offer and to await the recommendation of the Special Committee with respect to the Proposed $63.00 Offer. Such a press release was issued later that day.

On Wednesday, August 13, 2008, the Special Committee held a telephonic meeting in which representatives of Skadden Arps and Credit Suisse participated. At the meeting, Credit Suisse reviewed and discussed its preliminary financial analyses with respect to the Proposed $63.00 Offer and the Company, including preliminary financial analyses based on the Management Forecasts provided on July 31. The preliminary financial analyses reviewed and discussed with the Special Committee by Credit Suisse on August 13, 2008 were substantially the same types of financial analyses as were reviewed and discussed with the Special Committee on

August 17, 2008, which are more fully described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase. After a discussion among the Special Committee and representatives of Credit Suisse and Skadden Arps, the Special Committee determined that the Proposed $63.00 Offer substantially undervalued the Company and was not in the best interests of holders of Shares (other than the holders of Controlled Shares). The Special Committee also authorized the issuance of a press release setting forth the Special Committee’s determination. Such a press release was issued later that day. The Special Committee also authorized Messrs. Farman and Andrews and representatives of Credit Suisse to communicate to MUFG, Purchaser and their financial advisor a counterproposal of $79.00 per Share in cash indicating that at such price the Special Committee would be willing to recommend an offer to the holders of Shares (other than the holders of Controlled Shares). Later that day, Messrs. Farman and Andrews telephoned Messrs. Hirano and Kamiya and communicated the counterproposal of $79.00 per Share in cash.

On Thursday, August 14, 2008, Morgan Stanley and Credit Suisse spoke several times over the phone regarding the Special Committee’s counteroffer. During those conversations, both financial advisors agreed to explore with their respective clients the middle ground between the Proposed $63.00 Offer and the counterproposal of $79.00 per Share in cash.

Over the following days, active negotiations regarding the price and structural terms of the proposed transaction ensued between the Special Committee, MUFG and Purchaser and their respective advisors. Skadden Arps proposed to Sullivan & Cromwell a transaction structure which did not contemplate the execution of a negotiated merger agreement but rather the commencement by Purchaser of a tender offer, which, if the price were acceptable to the Special Committee, would be favorably recommended by the Special Committee, and pursuant to which Purchaser would commit to complete a short-form merger at a price equal to the tender offer price if it were to hold 90% or more of the outstanding Shares upon consummation of the tender offer. Sullivan & Cromwell informed representatives of Skadden Arps that compliance with the provisions of Delaware law governing short-form mergers would result in adverse Japanese tax consequences to Purchaser. Sullivan & Cromwell proposed a transaction structure which contemplated the execution of a negotiated merger agreement providing for a tender offer followed by a long-form merger at a price equal to the tender offer price if MUFG and Purchaser were to hold 90% or more of the outstanding Shares upon consummation of the tender offer or otherwise within six months following the consummation of the tender offer, or if MUFG and Purchaser or the Company were otherwise to elect to seek stockholder approval for such merger, and such merger were to be consummated within six months of the consummation of the tender offer. During the discussions, the Special Committee also informed representatives of MUFG and Purchaser that the Company was contemplating the adoption of certain employee benefit arrangements in connection with the announcement of a transaction, if an agreement were to be reached.

On Saturday, August 16, 2008, the Executive Compensation and Benefits Committee of the Board of Directors (the “Compensation Committee”) met to review certain new compensation arrangements and changes to certain of the Company’s existing compensation arrangements in connection with the Offer. Following discussion, the Compensation Committee approved an amendment to the Separation Pay Plan and recommended to the Board of Directors the adoption of the “bridge plan program” and approved the acceleration of vesting and cash-out of outstanding awards under the Company’s Management Stock Plan and Performance Share Plan, all as described in more detail in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

Price negotiations concluded early on Sunday, August 17, 2008, when Messrs. Farman and Andrews and Messrs. Hirano and Kamiya agreed to recommend an offer price of $73.50 and a transaction structure contemplating the execution of a negotiated merger agreement providing for a two-step transaction consisting of a tender offer followed by a merger to the Special Committee and MUFG’s and Purchaser’s boards of directors, respectively. During the course of the day, the Special Committee, MUFG and Purchaser and their respective legal advisors negotiated the terms of the Merger Agreement.

On Sunday afternoon, August 17, 2008, the Special Committee held a meeting in San Francisco, California at which representatives of Skadden Arps and Credit Suisse participated. Messrs. Farman and Andrews updated the Special Committee regarding the negotiations with MUFG and Purchaser and their $73.50 per Share proposal. The Special Committee then discussed certain new compensation arrangements and changes to certain of the Company’s existing compensation arrangements in connection with the Offer which had been adopted or recommended by the Compensation Committee. The Special Committee expressed its support for the Compensation Committee’s actions and recommendations. The Special Committee then approved the enhanced severance protection arrangements, which are described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase, and recommended such arrangements’ adoption to the Board of Directors. Skadden Arps then reviewed the legal duties of the members of the Special Committee and the proposed terms of the Merger Agreement. Credit Suisse then reviewed and discussed with the Special Committee its financial analyses with respect to the transactions contemplated by the Merger Agreement and the Company and then rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) with respect to the fairness from a financial point of view to the holders of Shares, other than Purchaser and its affiliates, of the consideration to be received by such holders in the Offer and the Merger. Based on a review of numerous factors and considerations in consultation with its legal and financial advisors, as described in more detail in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase, the Special Committee then unanimously (with one member absent) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares); (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) recommended to the Board of Directors that the Board of Directors approve and declare advisable the Merger Agreement and the transactions contemplated thereby and recommend that the holders of Shares (other than the holders of Controlled Shares) accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

At a telephonic meeting later that day, based on the recommendation of the Special Committee, the Board of Directors (with one independent director absent and the three directors affiliated with MUFG abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares); (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement. The Board of Directors also reviewed, ratified and adopted all of the employee benefit, compensation and severance arrangements recommended by the Compensation Committee on August 16 and the Special Committee earlier that day, and approved the treatment of outstanding equity incentive compensation awards, all as described in more detail in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

On Monday, August 18, 2008 in Tokyo, the boards of directors of MUFG and Purchaser approved the Offer and the Merger Agreement.

Later that day, the Company and Purchaser executed the Merger Agreement and issued a joint press release prior to the opening of U.S. stock markets.

2. Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger.

The Board of Directors, based upon the unanimous (with one independent director absent) recommendation of the Special Committee, has (with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement. A more complete description of the Board of Directors’ reasons for approving the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

3. Our Position as to Fairness of the Offer and the Merger.

Fairness. We believe that the Offer and the Merger are fair to the Company’s public stockholders.

Certain Factors Considered in Determining Fairness. We base our belief that the Offer and the Merger are fair to the Company’s stockholders upon our observation of the following material factors, each of which, in our judgment, supports our views as to the fairness of the Offer and the Merger:

•

The Special Committee, which is comprised solely of directors who are not affiliated with MUFG or us, unanimously (with one independent director absent) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, are fair and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended to the Board of Directors that the Board of Directors recommend that holders of Shares (other than the holders of Controlled Shares) accept the Offer, and to the extent any such holders do not tender their Shares, adopt the Merger Agreement.

•

In connection with its taking the foregoing actions, the Special Committee was advised by its own advisors, including Skadden Arps, its independent legal counsel, and Credit Suisse, its independent financial advisor.

•	Each public stockholder can individually determine whether to tender their Shares in the Offer, and we believe that the public stockholders are capable of evaluating the fairness of the Offer.

•

The Offer Price of $73.50 per Share represents a 26.3% premium to the last reported sales price of a Share on the NYSE on August 11, 2008, the last trading day before we publicly announced our proposed acquisition of the Shares (other than the Controlled Shares), a 45.2% premium to the average closing price during the prior 30 days, and a 12.2% premium to the last reported sales price of a Share on the NYSE on August 15, 2008, the last trading day before we announced the Merger Agreement and the Offer.

•	The Offer Price represents a premium of 133% over the Company’s tangible book value per Share of approximately $31.50 as of June 30, 2008.

•

Our analysis of the presentation provided by Morgan Stanley on August 9, 2008, summarized in Section III.3—“Our Position as to Fairness of the Offer and the Merger”, a Japanese translation of which was also provided to us on August 11, 2008, just before we decided to announce the Proposed $63.00 Offer. Due to our assessment that no fundamental change had occurred in the Company's business or prospects, we did not request that Morgan Stanley provide us with any written updates or other materials in connection with our decision to enter into the Merger Agreement at the revised Offer Price.

•

The fact that the public stockholders would not reasonably be entitled to receive any implied control premium upon the sale of their Shares for so long as MUFG controls approximately 64.9% of the outstanding Shares, and we do not have any intention of disposing of any Controlled Shares.

•	The Offer Price is all cash, which eliminates uncertainties in valuing the consideration.

•	The Offer is conditioned on the Majority Tender Condition, which is non-waivable.

•

If MUFG and it subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, the Merger will be effected, and public stockholders who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that we pay in the Offer.

•

The fact that we do not have any current plans affirmatively to take steps to delist the Shares from the NYSE or deregister the Shares under the Exchange Act prior to such time as the Merger has been consummated.

•

The Offer and the Merger would shift the risk of the future financial performance of the Company currently held by the public stockholders, who do not have the power to control decisions made as to the Company’s business, entirely to MUFG, which will have the power to control such decisions.

•

The tender offer structure provides an expeditious means for the public stockholders to receive the Offer Price, and the Offer provides the opportunity for the public stockholders to sell their Shares without incurring brokerage and other costs typically associated with market sales.

We believe that each of the foregoing observations is relevant to all of the public stockholders.

We also considered the following factors, each of which, in our judgment, was considered to be negative, in our deliberations concerning the fairness of the terms of the Offer and the Merger:

•

Following the successful consummation of the Offer and the Merger, the public stockholders would cease to participate in the future earnings or growth, if any, of the Company, including any future growth arising from expansion opportunities made possible by any future resolution of the pending bank regulatory matters described under the caption “Item 2—Regulatory Matters” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. In addition, the public stockholders would not benefit from increases, if any, in the value of the Shares they previously owned.

•

As to the Offer Price, the financial interests of MUFG are adverse to the financial interests of the Company stockholders. In addition, officers and directors of the Company have actual or potential conflicts of interest in connection with the Offer and the Merger described below under Section III.7—“Interest of Certain Persons in the Offer”.

•	The tender of the Shares and receipt of the $73.50 per Share cash consideration by stockholders in the Offer is generally taxable to the tendering stockholders.

•	There is a risk that conditions to the Offer may not be satisfied or waived and, therefore, that the Shares may not be purchased pursuant to the Offer and/or that the Merger may not be consummated.

•

There is a risk that the Offer will be consummated without MUFG increasing its ownership of the Shares to at least 90% within six months following the consummation of the Offer, in which case MUFG and we may not be able to immediately effect the merger, there may be reduced liquidity and market value for the Shares, and the Shares may no longer meet the listing requirements of the NYSE.

We believe that each of the foregoing observations is relevant to all of the public stockholders.

We determined that the following factors were not relevant indicators of the value of the Shares:

•

liquidation value, which we do not believe has any meaningful relationship to the economic value of the Shares because substantial value results from continuing the Company as a going concern and any liquidation would destroy that value; and

•	the possible existence of other recent firm offers for the Company. We are aware of no such offers and, in any event, have no intention of selling the Controlled Shares.

The foregoing discussion of the information and factors considered by us is not intended to be exhaustive but includes all material factors we considered. In view of the variety of factors considered we did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching our determination. Our view as to the fairness of the Offer and the Merger should not be construed as a recommendation as to whether or not you should tender your Shares.

Other Offers. MUFG has no intention to dispose of any portion of its equity interest in the Company. For so long as MUFG controls approximately 64.9% of the outstanding Shares, it would not be possible for a third party to acquire control of the Company or for the public stockholders to receive a control premium for their Shares. To the best of our knowledge, no firm offer has been made by any person, other than MUFG, during the two years preceding the date hereof for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder of such securities to exercise control of the Company.

Summary of Financial Analyses of Morgan Stanley. In connection with its consideration of the potential acquisition of all of the outstanding Shares (other than Controlled Shares) by Purchaser and its affiliates, Purchaser engaged Morgan Stanley as its financial advisor. Purchaser selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, experience, reputation and its knowledge of the business and affairs of Purchaser, MUFG and the Company. In connection with such consideration, Morgan Stanley supplied certain financial analyses to the senior management of Purchaser and MUFG on August 9, 2008. Except for the Japanese version of these materials, dated August 11, 2008, neither MUFG nor Purchaser requested, nor did Morgan Stanley provide to MUFG or Purchaser, any written update to these analyses, or any additional materials subsequent to August 9, 2008, in connection with the agreement by MUFG and Purchaser to increase their offer price in connection with the Merger Agreement. The following is a summary of the material financial analyses contained in the August 9, 2008 materials. However, it does not purport to be a complete description of the financial analyses performed by Morgan Stanley or of its presentation to Purchaser’s and MUFG’s senior management and is qualified by reference to Exhibit (c)(1) to the Schedule TO filed by MUFG and Purchaser with the SEC in connection with the Offer, of which this Offer to Purchase is a part. In addition, the following summaries of analyses include information in tabular format. The tables should be read together with the text of each summary.

The financial analyses performed by Morgan Stanley were for the purpose of assisting Purchaser in assessing the financial and strategic implications of a potential transaction involving the Company. These analyses do not purport to be appraisals or to reflect the prices at which Shares may actually trade. Purchaser did not request, and Morgan Stanley did not provide to Purchaser or MUFG, any opinion as to the fairness of the Offer Price to Purchaser or MUFG or their shareholders. Morgan Stanley did not determine or recommend the Proposed $63.00 Offer announced on August 12, 2008 or the Offer Price of $73.50 per Share, which were determined by the boards of directors of Purchaser and MUFG and did not determine that any potential offer price or consideration constituted appropriate consideration for the Offer. The financial analyses performed by Morgan Stanley do not constitute, and should not be viewed as, a recommendation with respect to any matter pertaining to the Offer, including whether any stockholder of the Company should tender Shares into the Offer or take any other action in connection with the Offer.

In connection with preparing the August 9, 2008 presentation, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company and certain equity research analyst reports relating to the Company;

•	reviewed the Management Forecasts and certain other financial and operating data concerning the Company prepared by management of the Company and provided to Morgan Stanley;

•	reviewed the reported prices and trading activity for the Company common stock;

•	compared the financial performance of the Company and the prices and trading activity of the Company common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain precedent minority buy-in transactions;

•	participated in discussions with members of the senior management of MUFG and Purchaser regarding their assessment of the strategic rationale for the acquisition of the publicly held Shares;

•

participated in discussions with members of senior management of the Company and the Company’s financial advisors regarding the Management Forecasts and the past and current business operations, financial condition and prospects of the Company; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

In preparing the August 9, 2008 presentation, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purposes of the presentation. Morgan Stanley is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of MUFG and Purchaser and their respective legal, tax, regulatory or actuarial advisors with respect to such matters. Morgan Stanley did not make an independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley provided with any such valuation or appraisal. Morgan Stanley did not review the tax or accounting treatment of any transaction and its analyses do not cover such tax or accounting treatment, nor did it assume any particular tax or accounting treatment. Morgan Stanley’s analyses were necessarily based on financial, economic, market and other conditions prevailing as of, and the information made available to Morgan Stanley as of, August 8, 2008.

Analysis of Certain Internal Forecasts.

Morgan Stanley compared certain figures included in the Management Forecasts to estimates prepared by equity research analysts of the Company’s performance and of the performance of the “peer group” of companies described below under “Comparable Companies Analysis.”

Projected 2008 Growth. Morgan Stanley compared certain figures included in the Company’s base case projections included in the Management Forecasts relating to anticipated growth in 2008 results as compared to actual 2007 results (which in certain cases had been restated in the Management Forecasts to exclude discontinued operations) to the average expectations of the seven equity research analyst models included in Morgan Stanley’s review (and, in the case of earnings per share amounts, the consensus earnings per share estimates for the Company published by the Institutional Brokers’ Estimate System, or IBES). Morgan Stanley also compared certain figures included in the Company’s base case projections for anticipated growth in 2008 results as compared to actual 2007 results (which in certain cases had been restated in the Management Forecasts to exclude discontinued operations), as included in the Management Forecasts, to the estimates of the performance of the peer group as prepared by equity research analysts. The following table summarizes the results of this comparison:

Projected Growth 2008E/2007Ai	Company Management Base Case	Average Analyst Modelsii	Variance to Analysts	Peer Group	Variance to Peer Group
Net Interest Income	18%	18%	0%	7%	11%
Non-interest Income	1%	(1)%	2%	9%	(7)%
Non-interest Expense	6%	7%	1%	5%	(1)%
Actual Provision ($’s in millions)	302	347	(45)	—	—
Provision Growth	273%	328%	(55)%	224%	49%
EPSiii	5%	(7)%	12%	(42)%	47%
Average Loans	17%	15%	1%	10%	6%
Average Deposits	4%	4%	0%	9%	(5)%
Sharecount	(1)%	(1)%	0%	0%	(1)%

i.	2007A based on restated historical financials from the Management Forecasts.
ii.	Except where otherwise noted based on research analyst models available (seven analysts) as of August 8, 2008.
iii.	Average analyst figure based on IBES EPS.

Projected 2009 Growth. Morgan Stanley compared certain figures included in the Company’s base case projections included in the Management Forecasts relating to anticipated growth in 2009 results as compared to projected 2008 results to the average expectations of the seven equity research analyst models included in Morgan Stanley’s review (and, in the case of earnings per share amounts, the consensus IBES earnings per share estimates). Morgan Stanley also compared certain figures included in the Company’s base case projections for anticipated growth in 2009 results as compared to projected 2008 results, as included in the Management Forecasts, to the estimates of the performance of the peer group as prepared by equity research analysts. The following table summarizes the results of this comparison:

Projected Growth 2009E/2008E	Company Management Base Case	Average Analyst Models[i]	Variance to Analysts	Peer Group	Variance to Peer Group
Net Interest Income	4%	7%	(3)%	6%	(2)%
Non-interest Income	4%	2%	2%	5%	(2)%
Non-interest Expense	3%	5%	2%	5%	1%
Actual Provision ($’s in millions)	180	331	(151)	—	—
Provision Growth	(40)%	(4)%	(36)%	(14)%	(26)%
EPSii	33%	16%	17%	26%	7%
Average Loans	14%	10%	4%	5%	9%
Average Deposits	12%	5%	7%	4%	7%
Sharecount	(9)%	0%	(9)%	2%	(10)%

i.	Except where otherwise noted based on research analyst models available (seven analysts) as of August 8, 2008.
ii.	Average analyst figure based on IBES EPS.

Analyst Earnings per Share and Price Targets.

Morgan Stanley reviewed market trading price targets for the Shares prepared and published by equity research analysts (typically a 12 month price target from the date of report, which dates ranged from April 25, 2008 to August 7, 2008). Based on these reports, the analyst price targets for the Company ranged from $35.00 to $61.00 per share, and the median of the analyst price targets for the Company was $45.00.

Morgan Stanley also reviewed earnings per share estimates for the Company prepared and published by equity research analysts and the consensus earnings per share estimates for the Company published by IBES for each of 2008 and 2009. Based on these reports, the analyst 2008 earnings per share estimates for the Company ranged from $3.08 to $4.14 per share, with an IBES consensus earnings per share estimate of $3.84 per share. Also based on these reports, the analyst 2009 earnings per share estimates for the Company ranged from $3.30 to $5.08 per share, with an IBES consensus earnings per share estimate of $4.46 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares and these targets and earnings per share estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Companies Analysis.

As part of its analysis, Morgan Stanley compared certain trading data of the Company with companies that share certain characteristics with the Company. This group, which is referred to in this discussion of Morgan Stanley’s analysis as the “peer group,” included:

•	Fifth Third Bancorp

•	M&T Bank Corporation

•	KeyCorp

•	Comerica Incorporated

•	Marshall & Ilsley Corporation

•	Zions Bancorporation

For purposes of this analysis, Morgan Stanley analyzed, for comparison purposes, the following statistics, among others, for the Company, the peer group and the KRX index of top 50 regional banks and thrifts:

•	the ratio of price to the IBES consensus 2008 earnings per share estimate;

•	the ratio of price to book value; and

•	the ratio of price to tangible book value.

	Ratio of Price to IBES Consensus 2008 EPS	Ratio of Price to Book Value	Ratio of Price to Tangible Book Value
Company	14.9	1.7	1.8
Peer Group (median)	14.0	0.8	1.1
KRX Regional Banks Index (median)	15.1	1.2	1.8

Morgan Stanley also analyzed, for comparison purposes, the following financial performance and market performance indicators for the Company, the peer group and the KRX index of top 50 regional banks and thrifts:

		Profitability				Capital		Asset Quality
		Core[i]
	Assets $Bn	ROA (%)	ROE (%)	Net Interest Margin (%)	Efficiency Ratio (%)	Tangible Equity Ratio (%)	Tier 1 Ratio (%)	LLR / Loans (%)	LLR / NPAs (%)	NPAs / Lns + OREO (%)	NCOs / Loans (%)
Company	61	0.87	11.2	3.74	59.4	7.2	8.0	1.14	234	0.5	0.27
Peer Group (median)		(0.20)	(2.1)	3.23	57.3	6.6	7.8	1.71	86	1.6	1.24
KRX Regional Banks (median)		0.81	7.6	3.62	59.2	6.5	10.2	1.29	92	1.2	0.49

i.	Core income defined as net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items. The assumed tax rate is 35%.

		Price /[i]					Dividend Yield (%)	’08 EPS Change (%)ii	’09 /’08 EPS Growth (%)	Long Term Growth	Est. ROA (%)iii	Est. ROE (%)iii
	Market Cap ($Bn)	52wk High (%)	’08 EPS x	’09 EPS x	Book x	Tang. Book x
Company	7.9	(6.3)	14.9	12.8	1.7	1.8	3.6	(24.3)	16.2	6.5	0.87	11.3
Peer Group (median)		(58.2)	14.0	11.3	0.8	1.1	5.8	(56.7)	26.5	5.7	0.54	6.4
KRX Regional Banks (median)		(33.2)	15.1	13.3	1.2	1.8	4.1	(36.2)	15.6	7.5	0.91	9.2

i.	Market data as of August 8, 2008; financial information as of most recent quarter available.
ii.	Change from estimate on January 1, 2007.
iii.	2008 estimated IBES earnings per share divided by assets (ROA) or equity (ROE) per share.

No company used in the above analyses is identical to the Company. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of the Company and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Dividend Discount Analysis.

Morgan Stanley performed a dividend discount analysis with respect to the future dividend streams of the Company’s common stock based on 2008 and 2009 IBES consensus earnings per share estimates. In performing this analysis Morgan Stanley added the illustrative present value of an estimated future dividend stream for the Company over the five-year period from 2008 through 2013 and the present value of the terminal values of the Company common stock at the end of the year 2013 that resulted from this analysis.

Morgan Stanley employed the following assumptions in its base case analysis:

•	IBES consensus earnings per share estimates of $3.84 for 2008 and $4.46 for 2009, and IBES consensus long-term earnings per share growth rate of 6.5% thereafter;

•	2008 and 2009 total average assets based on average of seven available research analyst models, and assumed long-term asset growth of 4.5% thereafter;

•	estimated excess capital of the Company returned to stockholders based on a tangible common equity to tangible assets ratio of 7.0%;

•	an estimated 5% pre-tax cost of excess equity distributions;

•	the dividend streams and terminal values were discounted to June 30, 2008 using discount rates of 11% to 14%; and

•	the terminal value of the Company’s common stock was determined by applying a terminal multiple range of 11.0x to 13.0x to the Company’s 2013 projected earnings.

This analysis resulted in a reference range for the implied net present value per share of the Company’s common stock of $46 to $58.

Morgan Stanley then performed certain sensitivity analyses which involved revisions to the assumptions described above, including assuming tangible common equity to tangible assets ratios of 6.5% and 6.0% (instead of the 7.0% assumed in the base case) and applying an earnings per share growth rate to the years 2010 and thereafter of 8% and 10% (instead of 6.5% in the base case). These sensitivity analyses resulted in a reference range for the implied net present value per share of the Company’s common stock of $47 to $63.

Precedent Transactions Analysis.

Morgan Stanley performed an analysis of twenty-eight precedent minority buy-in transactions greater than $500 million in size since 2000. For each of these transactions, Morgan Stanley calculated the mean and median transaction price per share premium or discount to the average closing market price of the target’s common stock for the last closing price prior to the transaction announcement, as well as for the one week, four week and three month periods prior to the transaction announcement. For each of these transactions, Morgan Stanley also calculated the mean and median transaction price per share premium or discount to the highest closing market price of the target’s common stock for the 52 week period prior to the transaction announcement.

	Premium (Discount) to
	Last Closing Price Prior to Announcement	One Week Average	Four Week Average	Three Month Average	52 Week High
Mean	21.8%	21.5%	21.5%	22.6%	(2.1)%
Median	20.8%	21.8%	20.7%	19.8%	2.6%

Morgan Stanley also performed an analysis of twelve precedent transactions in the financial institutions industry greater than $250 million in size since 1995 involving minority buy-in transactions. For each of these transactions, Morgan Stanley calculated the mean and median transaction price per share premium or discount to the average closing market price of the target’s common stock for the last closing price prior to the transaction announcement, as well as for the one week, four week and three month periods prior to the transaction announcement. For each of these transactions, Morgan Stanley also calculated the mean and median transaction price per share premium or discount to the highest closing market price of the target’s common stock for the 52 week period prior to the transaction announcement.

	Premium (Discount) to
	Last Closing Price Prior to Announcement	One Week Average	Four Week Average	Three Month Average	52 Week High
Mean	24.9%	24.9%	25.4%	20.7%	(1.1)%
Median	25.1%	28.0%	25.0%	24.9%	3.9%

No company or transaction utilized in the precedent transaction analyses is identical to the Company or the Offer, respectively. In evaluating the precedent transactions, Morgan Stanley relied on assumptions with regard to general business, market and financial conditions and other matters beyond the control of the Company, Purchaser and MUFG, including, among others, the impact of competitive forces on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company, Purchaser, MUFG or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Miscellaneous. In connection with the consideration by Purchaser and MUFG of the potential acquisition of all of the outstanding Shares (other than Controlled Shares), Morgan Stanley performed a variety of financial and comparative analyses. The performance of these analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its analyses. In addition, Morgan Stanley, MUFG and/or Purchaser may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley’s securities underwriting, trading and brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management and financing and financial services activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or for the account of customers, in the equity or debt securities or loans of the Company, Purchaser or MUFG. In the past two years, Morgan Stanley has provided financial advisory and financing services for Purchaser and MUFG, and financing services for the Company, and has received fees in connection with such services.

Under the terms of its engagement letter, Morgan Stanley agreed to provide Purchaser with financial advisory services in connection with the potential acquisition of the Shares, and Purchaser agreed to pay certain fees, reimburse Morgan Stanley for certain expenses and indemnify Morgan Stanley against certain liabilities, each as described further under Section IV.12—“Fees and Expenses” of this Offer to Purchase.

Availability of Documents. A copy of Morgan Stanley’s financial analyses included in the August 9, 2008 presentation is included as an exhibit to the Schedule TO filed by MUFG and Purchaser with the SEC in connection with the Offer, of which this Offer to Purchase is a part, and the foregoing summary is qualified by reference to such exhibit. Copies of the financial analyses are available for inspection and copying at our principal executive offices located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, during regular business hours by any stockholder or stockholder representative who has been so designated in writing, and will be provided to any such stockholders or representative upon written request at the expense of the requesting party. If you are interested in obtaining a copy of the financial analyses, please contact the Information Agent.

4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives.

Purpose. The purpose of the Offer is for Purchaser to acquire for cash as many outstanding Shares (other than Controlled Shares) as possible as a first step in MUFG increasing its direct and indirect equity interest in the Company from approximately 64.9% to 100%. If MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, Merger Sub will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law.

Structure. The Offer is conditioned, among other things, on the Majority Tender Condition and the Material Adverse Effect Condition described in Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase.

Article VIII of the Certificate of Incorporation of the Company requires that the Merger be approved by the holders of at least 90% of the then outstanding Shares, unless we effect a short-form merger under the Delaware General Corporation Law (“DGCL”) or we receive the approval of the California Commissioner of Corporations pursuant to a fairness hearing. However, the Merger Agreement does not provide for a fairness hearing or require the consummation of a short-form merger and we currently do not intend to effect a short-form merger. See Section IV.11—“Certain Legal Matters” of this Offer to Purchase.

If the Offer is consummated and MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares following consummation of the Offer or within six months following the consummation of the Offer, Merger Sub will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law.

If the Offer is consummated and MUFG and its affiliates do not collectively hold at least 90% of the then outstanding Shares upon consummation of the Offer or within six months following the consummation of the Offer, as further discussed below under Section III.5—“Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company—Plans if the Offer is Consummated without 90% Ownership of the Shares”, MUFG and we may consider various options. For example, MUFG and we may take steps to increase our ownership of the Shares to 90% through open market or private purchases before seeking to consummate a merger, or we may request approval from the Company’s stockholders for the Merger despite not owning 90% of the Shares.

Reasons. In reaching our decision to make the Offer and seek to effect the Merger, we considered the following material factors:

•	The fact that Purchaser is already the Company’s single largest stockholder, beneficially owning (together with its affiliates) approximately 64.9% of the outstanding Shares.

•

Acquiring full ownership will enable MUFG/Purchaser to demonstrate an enhanced commitment to the U.S. market and allow greater management flexibility, including participation in any future consolidation of the U.S. banking market.

•	Acquiring full ownership will enable us to build an integrated corporate governance and unified risk management structure in the United States.

•	The elimination of certain burdens on management associated with the Company’s status as a company with publicly traded common stock, including preparation of numerous reports and certifications.

•

The decrease in costs associated with being a company with publicly traded common stock (such as the costs associated with publishing and distributing annual reports and proxy statements to stockholders and complying with the Sarbanes-Oxley Act of 2002, legal costs and the costs of certain accounting and auditing activities).

•

The greater flexibility for the Company’s management to focus on long-term business goals without the constraint of the public market’s emphasis on quarterly earnings, and our ability to influence the timing and amount of dividends.

Alternatives. We considered certain alternatives to the Offer, including structuring the transaction as a one-step merger. After considering the advantages and disadvantages of those alternatives, MUFG decided to structure the transaction as a tender offer for all the Shares (excluding Controlled Shares), to be followed by the Merger. In determining to structure the transaction in that manner, we particularly considered the following:

•

A tender offer would permit MUFG to acquire the remaining interest in the Company that it does not already own on an expeditious basis and provide the Company’s public stockholders with a prompt opportunity to receive cash in exchange for their Shares.

•	A tender offer followed by a second-step merger is a common means of effecting an acquisition, and the Special Committee agreed to our proposed structure.

•

If the Merger occurs, public stockholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may exercise appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

5. Certain Effects of the Offer and the Merger; Plans for the Company.

Effects on the Company and Stockholders.

Reduced Liquidity. The acquisition of Shares pursuant to the Offer will reduce the number of stockholders and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Possible Delisting and Deregistration.

•	Possible Delisting.

•

The Shares are currently listed on the New York Stock Exchange (“NYSE”). After consummation of the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE may delist the Shares if, among other things: (i) the number of total stockholders falls below 400; (ii) the number of total stockholders falls below 1,200 and the average monthly trading volume is less than 100,000 Shares (for the most recent 12 months); or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. According to the Company’s quarterly report on Form 10-Q for the period ended June 30, 2008, there were 138,050,671 Shares outstanding as of June 30, 2008. According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, there were 137,870,312 Shares outstanding, held by 3,070 holders of record of Shares as of January 31, 2008. We do not have any information concerning the number of holders of record of Shares as of a more recent date.

•

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or through the Nasdaq Stock Market, Inc. or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of holders of Shares and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

•

Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. The Company can terminate that registration upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that the Company must furnish to its stockholders and eliminate the requirement to file reports and furnish information to the SEC under the Exchange Act. In addition, such termination would make some additional provisions of the Exchange Act, including the short swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. Furthermore, the ability of the Company affiliates and persons holding restricted securities of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NYSE listing or for continued inclusion on the Federal Reserve Board’s list of margin securities.

•

No Plans to Delist or Deregister Until After the Merger. We do not have any current plans affirmatively to take steps to delist the Shares from the NYSE or deregister the Shares under the Exchange Act prior to such time as the Merger has been consummated. We do, however, intend to seek to cause the Company to apply for termination of registration of the Shares and to delist the Shares from the NYSE as soon as possible after consummation of the Merger.

Independent Directors. Though the Company is already eligible to elect “controlled company” status pursuant to Section 303A of the NYSE Listed Companies Manual, which means that the Company is eligible to gain an exemption from the requirement that Board of Directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Executive Compensation & Benefits and Compensation Committee of the Board of Directors (the controlled company exemption does not modify the independence requirements for the Company’s Audit Committee), the Company has not yet elected “controlled company” status. If MUFG and its affiliates do not collectively hold at least 90% of the Shares at any time after the consummation of the Offer, we have agreed in the Merger Agreement to use reasonable best efforts to cause the current independent directors to remain on the Board of Directors. In addition, we have agreed to not authorize our designees on the Board of Directors to terminate the existence of the Special Committee or materially change its duties, authority or current membership until the termination of the Merger Agreement or the consummation of the Merger.

Status as Margin Securities. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending on factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the Shares may no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the Shares would no longer be eligible as collateral for margin loans made by brokers.

Effects on the Public Stockholders. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company and any opportunity to participate in the future earnings and growth of the Company and any right to vote on corporate matters. If the Merger is consummated, the Company will become a privately held corporation. Accordingly, non-tendering stockholders will no longer have an equity interest in the Company, will not have the opportunity to participate in the earnings and growth of the Company after the Merger, will not have any right to vote on corporate matters and instead will have only the right to receive cash consideration pursuant to the Merger, subject to their right to dissent from the Merger and demand an appraisal of their Shares pursuant to Section 262 of the DGCL. (Similarly, former stockholders of the Company will not face the risk of losses generated by the Company’s operations or decline in the Company’s value after the Merger.)

Effects on MUFG.

As a result of the consummation of the Offer, the direct and indirect interest of MUFG in the Company’s net book value and net earnings will increase to the extent of the number of Shares acquired pursuant to the Offer. Following consummation of the Offer, we intend to seek to consummate the Merger of Merger Sub with and into the Company. Following consummation of the Merger, MUFG’s indirect interest in the Company’s net book value and net earnings will increase to 100%, or by approximately $1.6 billion, in the case of book value, and by approximately $49 million, in the case of quarterly net earnings, if the Merger had been consummated as of June 30, 2008, or by approximately $210 million, in the case of annual net earnings, if the Merger had been consummated as of December 31, 2007. MUFG will also bear the risk of losses generated by the Company’s operations and any decrease in the Company’s value after the Merger.

Plans for the Company.

Plans if the Offer is Consummated with 90% Ownership of Shares. If the Offer is consummated with MUFG having successfully increased its beneficial ownership of the Shares to at least 90% pursuant to the Offer or otherwise within six months following the consummation of the Offer and thereafter effecting the Merger, MUFG and we expect to conduct from time to time, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize the activities of the Company and MUFG. MUFG and we may also study the possibility of making changes to the Board of Directors. MUFG and we may also consider material changes in the current dividend rate and policy of the Company and may also consider pursuing acquisition opportunities through the Company. MUFG and we currently have no specific plans to change the Company’s management after the Offer is consummated. However, MUFG and we expressly reserve the right to make any changes that we deem necessary or appropriate.

MUFG and we believe that the employees of the Company are an important asset to the business and operations of the Company and that the Offer and the Merger will create broader opportunities for Company executives and employees. MUFG and we wish to minimize any concerns that the Company’s employees may have regarding the Offer and the Merger. MUFG and we intend to work with the Company’s management to minimize disruption to the Company’s workforce.

Plans if the Offer is Consummated without 90% Ownership of Shares. If the Offer is consummated without MUFG’s having increased its ownership of the Shares to at least 90% pursuant to the Offer or otherwise within six months following the consummation of the Offer, we expect that MUFG may review the ownership structure and capital management policies of the Company in its capacity as a controlling stockholder of the Company. At this time, however, MUFG does not have any intention of seeking to cause the Company to engage in (i) an extraordinary corporate transaction, such as a merger (other than a merger with MUFG or one of its affiliates, including the Merger), reorganization or liquidation involving the Company or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s current dividend rate or policy, or indebtedness or capitalization; (iv) any change in any material term of the employment contract of any executive officer of the Company; (v) any other material change in the Company’s corporate structure or business; or (vi) any change in the composition of the Board of Directors. In addition, we currently have no specific plans to change the Company’s management after the Offer is consummated. However, MUFG and we expressly reserve the right to make any changes that we deem necessary or appropriate to the extent we have the power to do so. MUFG may also decide, either directly or through us or other affiliates, to acquire additional Shares on the open market or in privately negotiated transactions to increase MUFG’s equity interest in the Company to at least 90% of the outstanding Shares, and then to seek to effect the Merger. Any such purchases would be made at market prices or privately negotiated prices, which at the time of purchase may be higher or lower than or the same as the Offer Price. There can be no assurance that MUFG will make any such purchases or that MUFG will seek to effect the Merger if the Offer is consummated without MUFG having ownership of at least 90% of the Shares. Alternatively, we may request approval from the Board of Directors and the Company’s stockholders for the Merger despite not owning 90%. In addition, under the Merger Agreement, upon consummation of the Offer, either we or the Company have the right to request stockholder approval of the Merger regardless of MUFG’s level of ownership, so long as the Merger Agreement is not terminated. If the Merger is consummated within six months of the completion of the Offer, we have agreed that the per share consideration in the Merger will be an amount in cash equal to the Offer Price. To the extent we are not able to consummate the Merger within this six-month period, the liquidity and market value of the remaining Shares may be adversely affected and, as described above, the Shares may no longer meet the listing requirements of the NYSE. We do not have any intention to dispose of any portion of our existing equity interest in the Company, even if it is not possible to effect the Merger immediately upon consummation of the Offer.

Plans if the Offer is Not Consummated. If the Offer is not consummated because any condition is not satisfied or waived, we expect that MUFG may review the ownership structure and capital management policies of the Company in its capacity as a controlling stockholder of the Company. At this time, however, MUFG does not have any intention of seeking to cause the Company to engage in (i) an extraordinary corporate transaction, such as a merger (other than a merger with MUFG or one of its affiliates), reorganization or liquidation involving the Company or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s current dividend rate or policy, or indebtedness or capitalization; (iv) any change in any material term of the employment contract of any executive officer of the Company; (v) any other material change in the Company’s corporate structure or business; or (vi) any change in the composition of the Board of Directors. In addition, we currently have no specific plans to change the Company’s management if the Offer is not consummated. However, MUFG and we expressly reserve the right to make any changes that we deem necessary or appropriate to the extent we have the power to do so. MUFG may also consider seeking, either directly or through us or other affiliates, to acquire additional Shares on the open market or in privately negotiated transactions to increase MUFG’s equity interest in the Company to at least 90% of the outstanding Shares, and then to seek to effect a merger; or taking no action to acquire the remaining public interest in the Company, in which case the public stockholders of the Company would receive no cash for their Shares and would bear the risk that the trading price per Share could decline to a price that is less than the Offer Price. If MUFG were to pursue either of these alternatives, it might take considerably longer for the public stockholders of the Company to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any alternative transaction in which the public stockholders of the Company dispose of their Shares may result in proceeds per Share that are more than, less than or the same as the Offer Price or could adversely affect the liquidity and market value of the remaining Shares held by the Company’s public stockholders. We do not have any intention of disposing any portion of our existing equity interest in the Company.

Plans for the Company. Except as otherwise described in this Offer to Purchase, MUFG has no current plans, proposals or negotiations that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving the Company or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s current dividend rate or policy, or indebtedness or capitalization; (iv) any change in the Board of Directors or the Company’s management, including, but not limited to, any plans or proposals to change the number or the terms of directors or to fill any existing vacancy on the Board of Directors, or any change in any material term of the employment contract of any executive officer of the Company; (v) any other material change in the Company’s corporate structure or business; (vi) a class of equity securities of the Company being delisted from a national securities exchange or ceasing to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or (viii) the suspension of the Company’ obligation to file reports under the Exchange Act. Further, MUFG has no intention to dispose of any portion of its equity interest in the Company.

6. Summary of the Merger Agreement.

The Merger Agreement governs the contractual rights between the Company, Purchaser and Merger Sub in relation to the Offer and the Merger. The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. In particular, the Merger Agreement and the foregoing summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Purchaser. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to the Company’s stockholders. The Company has filed a copy of the Merger Agreement with the SEC, which has been incorporated by reference as an exhibit to Schedule TO filed by MUFG and Purchaser with the SEC in connection with the Offer, of which this Offer to Purchase is a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 13—“Miscellaneous” of this Offer to Purchase. Holders of Shares and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than ten business days, after the date of the Merger Agreement. Our obligation to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Majority Tender Condition and to the satisfaction or waiver of the Material Adverse Effect Condition and certain other conditions that are described in Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase. We have agreed that, without the prior consent of the Company, we will not make any change to the Offer that (i) reduces the number of Shares subject to the Offer, (ii) except in limited circumstances, reduces the Offer Price, (iii) waives the Majority Tender Condition, (iv) adds to the conditions set forth in Section 9—“Certain Conditions of the Offer” of this Offer to Purchase or modifies any such condition in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extends the offer, or (vi) changes the form of consideration payable in the Offer.

The Merger Agreement provides that if any of the conditions to the Offer are not satisfied or waived by Purchaser as of any then-scheduled Expiration Date for the Offer, then Purchaser may (or, at the request of the Company, must) extend the Offer in increments of up to 10 business days each. Purchaser may also extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. If the Offer is extended at the request of the Company, such extension need not exceed the earlier of the date that is (a) 40 business days after commencement of the Offer and (b) the termination of the Merger Agreement.

The Merger Agreement further provides that after accepting Shares for payment, Purchaser may (or, at the request of the Company, Purchaser must) extend the Offer for a further period of time by means of a subsequent offering period under Rule 14d-11 under the Exchange Act; provided, however, that Purchaser is not required to make available such a subsequent offering period at the request of the Company in the event that, prior to the commencement of the initial offering period, MUFG and its subsidiaries, including Purchaser, but not including the Company and its subsidiaries, collectively hold at least 90% of the outstanding Shares (the “90% Requirement”).

Structure of the Merger.

Following completion of the Offer, Merger Sub will be merged with and into the Company. After the Merger, the Company will be the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger, except to the extent the Company’s certificate of incorporation and by-laws will be modified as set forth in the Merger Agreement.

Effective Time of the Merger.

The Merger will become effective when the certificate of merger is duly filed with the Secretary of State of Delaware or at a later time agreed upon by the parties and specified in the certificate of merger. The filing of the certificate of merger will take place on the third business day after the satisfaction or waiver of all conditions to the Merger.

Company Directors Prior to the Effective Time.

If the 90% Requirement is not satisfied immediately after such time that we accept for payment the Shares tendered pursuant to the Offer (the “Acceptance Time”), then, from and after the Acceptance Time until the earlier of (a) the effective time of the Merger and (b) such time that the 90% Requirement is satisfied, Purchaser will use its reasonable best efforts cause the existing independent directors of the Company to remain as such. Purchaser further agrees that, from and after the date of the Merger Agreement, subject to applicable law, at all times prior to the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement, it will not authorize its designees on the Board of Directors to terminate the existence of the Special Committee or materially change its duties, authority or current membership.

Effect of the Merger on Capital Stock.

Merger Consideration. Each Share (other than the Controlled Shares) issued and outstanding immediately prior to the effective time of the Merger other than (i) the Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties and (ii) the Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (collectively, the “Excluded Shares”) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”). At the effective time of the Merger, all such Shares (other than the Excluded Shares) will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of such Shares will thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

Cancellation of Excluded Shares; Controlled Shares to Remain Outstanding. Each Excluded Share will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, will be cancelled without payment of any consideration therefor and will cease to exist, subject to any rights that stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL may have. Each Controlled Share will remain outstanding as a share of the Surviving Corporation without change resulting from the Merger.

Merger Sub. At the effective time of the Merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger will be cancelled without payment of any consideration therefor and will cease to exist.

Options. Holders of outstanding options, warrants or other rights to purchase the Shares will receive cash with respect to each Share subject to such rights equal in amount to the excess of the considerations offered to stockholders in the Merger over the exercise price set forth in such rights.

Restricted Stock. Holders of restricted Shares may tender their restricted Shares in the Offer. The cash consideration that such holders would receive upon consummation of the Offer would not be restricted.

Company Awards. Each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under stock plans and any other compensation agreement and benefit plans of the Company, other than Company options and any warrants, will be cancelled and will only entitle the holder thereof to receive an amount in cash equal to (x) the number of Shares subject to such Company award immediately prior to the effective time of the Merger, times (y) the Per Share Merger Consideration (or, if the Company award provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, that is the excess of the Per Share Merger Consideration over such reference price).

Surviving Corporation Governing Documents, Officers and Directors.

Surviving Corporation Governing Documents. The certificate of incorporation of the Surviving Corporation will be as set forth in Appendix A of the Merger Agreement.

The by-laws of the Surviving Corporation will be as set forth in Appendix B of the Merger Agreement.

Surviving Corporation Directors and Officers. At the effective time of the Merger, the directors and officers of the Company will be the directors and officers of the Surviving Corporation.

Closing.

Unless the parties agree otherwise, the closing of the Merger will occur on the third business day after the satisfaction or waiver of all conditions to the Merger.

Representations and Warranties.

The Merger Agreement contains representations and warranties made by the Company to Purchaser and Merger Sub and representations and warranties made by Purchaser and Merger Sub to the Company. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and solely for the benefit of the other parties to the Merger Agreement, which Merger Agreement is not intended to, and does not, confer upon any other person the right to rely upon such representations and warranties. Moreover, those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or Material Adverse Effect (as defined below) different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The Merger Agreement contains representations and warranties made by the Company to Purchaser and Merger Sub, relating to a number of matters, including the following:

•	organization, valid existence, good standing and qualification to do business of the Company and its subsidiaries;

•	the Company’s capitalization;

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corporate authorization for, and the taking of all corporate actions necessary to execute, deliver and perform the Company’s obligations under the Merger Agreement and to consummate the transactions contemplated thereby (subject only, with respect to the Merger, to adoption of the Merger Agreement by the holders of 90% of the Shares), and that the Merger Agreement constitutes a valid, binding and enforceable agreement of the Company;

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the unanimous approval (with one member absent) of the Special Committee that (i) the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interest of the Company and the holders of the Shares, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommending the foregoing to the Board of Directors and recommending that holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant thereto and, to the extent any such holders do not tender, adopt the Merger Agreement (these recommendations together being the “Special Committee Recommendation”);

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the approval by the Board of Directors, based on the Special Committee Recommendation, that (i) the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of the Shares, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommending that holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant thereto and, to the extent any such holders do not tender, adopt the Merger Agreement (these recommendations together being the “Company Board Recommendation”)

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the receipt of the opinion of the Company’s financial advisor as to the fairness, from a financial point of view, of the Offer Price and the Per Share Merger Consideration to the holders of Shares (other than Purchaser and its affiliates);

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the absence of any conflict of the consummation of the Offer, the Merger Agreement and the transactions contemplated thereby with the Company’s certificate of incorporation or bylaws, with applicable laws or with any agreement to which the Company or any of its subsidiaries is a party and, subject to certain exceptions set forth in the Merger Agreement, the absence of governmental consents, filings and approvals necessary to complete the Offer or the Merger;

•

all documents required to be filed with the SEC since December 31, 2005 (and any filings that will be made subsequent to the date of the Merger Agreement) have been (or will be) properly filed, and at the time of all such filings, such documents complied (or will comply) in all material respects with the applicable requirements of securities laws, including that as of their respective dates, such documents did not (or will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading;

•	the Company’s compliance with various corporate governance rules and laws, including those promulgated by the NYSE;

•	the Company’s consolidated financial statements as fair presentations of the financial position of the Company;

•	the accuracy of the information supplied by the Company for inclusion in this Offer to Purchase, the Schedule 13E-3, the Schedule 14D-9 and any proxy or information statement relating to the Merger;

•	the absence of any applicable anti-takeover statutes; and

•	the Company’s obligations for broker’s or finder fees in connection with the Offer and the Merger.

The Merger Agreement also contains representations and warranties by Purchaser and Merger Sub to the Company relating to a number of matters, including the following:

•	organization, valid existence and qualification to do business of Purchaser and Merger Sub;

•	corporate authorization and validity of the Merger Agreement and the transactions contemplated thereby, and the Offer;

•

the absence of any conflict of the Offer or the Merger Agreement with the respective certificates of incorporation or bylaws of Purchaser or Merger Sub, with applicable laws or with any agreement to which Purchaser or Merger Sub or any of their subsidiaries is a party and, subject to certain exceptions set forth in the Merger Agreement, the absence of governmental consents, filings and approvals necessary to complete the Offer or the Merger;

•	Purchaser’s access to all funds necessary for Purchaser and Merger Sub to complete the Offer and the Merger;

•

the accuracy of the information supplied by Parent and Merger Sub for inclusion in this Offer to Purchase, the Schedule 13E-3, the Schedule 14D-9 and any proxy or information statement relating to the Merger; and

•	capitalization and operations of Merger Sub.

Certain of the Company’s representations and warranties are qualified as to materiality or “Material Adverse Effect.” “Material Adverse Effect” means any material adverse change or effect on the financial condition, business, or results of operations of the Company and its subsidiaries, taken as a whole, as applicable, or any change or effect that would prevent, materially delay or materially impair the consummation of the transactions contemplated by the Merger Agreement, other than:

•	changes in general U.S. economic conditions;

•	events, conditions, changes or trends in economic, business or financial conditions generally affecting the U.S. banking industry, including changes in interest rates or exchange rates;

•

changes in any banking laws or regulations unrelated to the Merger and of general applicability after the date of the Merger Agreement and changes in the interpretation thereof by any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Government Entity”);

•	changes in United States generally accepted accounting principles (“GAAP”) applicable to bank holding companies generally;

•	changes that arise out of the announcement of the Merger Agreement or arise out of actions required by the Merger Agreement;

•

any actions, suits, claims, hearings, arbitrations, investigations or other proceedings relating to the Merger Agreement, the Offer, the Merger or the transactions contemplated by the Merger Agreement by or before any Government Entity; and

•	changes in the market price or trading volume of securities of the Company;

provided, that, with respect to the first four clauses above, such change, event, circumstance or development does not (i) primarily relate to (or have the effect of primarily relating to) the Company and its subsidiaries or (ii) disproportionately adversely affect the Company and its subsidiaries compared to other bank holding companies.

Covenants and Agreements.

Conduct of the Company’s Business Pending Merger. The Company has agreed that, until the earlier of the termination of the Merger Agreement and the effective time of the Merger and subject to applicable law and certain exceptions, it and its subsidiaries will conduct their respective businesses in the ordinary and usual course, will use their respective reasonable best efforts to preserve intact their present business organizations and maintain their respective relations and goodwill with Government Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates, and keep available the services of their current employees and agents.

Additionally, subject to certain exceptions, the Merger Agreement expressly restricts the ability of the Company or any of its subsidiaries, from and after the date of the Merger until the Acceptance Time and, if the 90% Requirement is satisfied at any time from and after the Acceptance Time, from and after such time until the effective time of the Merger, without Purchaser’s written consent, to:

•	adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments;

•

merge or consolidate any subsidiary of the Company with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on the Company’s or any of its subsidiaries’ assets, operations or businesses;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities of the Company or any of its subsidiaries;

•

except for the Company’s declaration and payment of regular quarterly cash dividends consistent with past practice and in any event not in excess of $0.52 per share with usual record and payment dates for such dividends in accordance with past dividend practice of the Company, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any of its capital stock;

•

(A) make or rescind any material election relating to taxes; (B) file any amended income tax return or material claim for refund; (C) make any material change in any method of accounting, keeping of books of account or accounting practices or in any method of tax accounting of the Company or any of its subsidiary unless required by GAAP or applicable law; (D) enter into or agree to any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other taxing authority or settle any audit or proceeding with respect to any material amount of taxes owed; or (E) file its federal income tax return for any fiscal year ending on or after December 31, 2007 without providing Purchaser reasonable opportunity to review and comment on such tax return;

•	make any changes with respect to accounting policies or procedures, except as required by changes in applicable GAAP;

•	settle any litigation or other proceedings before a Government Entity;

•

except as required pursuant to existing written, binding agreements in effect prior to the date of the Merger Agreement, or as otherwise required by applicable law, (i) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its subsidiaries, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its subsidiaries, (iii) establish, adopt, amend or terminate any compensation agreement and benefit plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any compensation agreement and benefit plan, to the extent not already provided in any such compensation agreement and benefit plan, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any compensation agreement and benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (vi) forgive, grant a waiver or extension under, or amend in any manner adverse to the Company or one of its subsidiaries, any extension of credit to directors or executive officers of the Company or any of its subsidiaries;

•

take any action or omit to take any action that is reasonably likely to result in any of the conditions to the offer set forth in Section 9—“Certain Conditions of the Offer” of this Offer to Purchase or any conditions to the Merger Agreement not being satisfied; or

•	agree, authorize or commit to do any of the foregoing.

The Merger Agreement also imposes certain other restrictions on the activities of the Company and its subsidiaries during any period from and after the Acceptance Time and prior to the effective time of the Merger during which the 90% Requirement is not satisfied.

The Merger Agreement requires the Company to give Purchaser prior notice and opportunity to comment on any written or oral communication to directors, officers or employees of the Company or any of its subsidiaries pertaining to compensation or benefit matters that are affected by the Offer and the Merger.

The Merger Agreement prohibits Purchaser from knowingly taking or permitting any of its subsidiaries from taking any action that is reasonably likely to prevent or materially delay the consummation of the Offer and the Merger.

Stockholders Meeting. The Merger Agreement requires the Company to call and hold a special meeting of holders of Shares to vote on the Merger Agreement and the Merger (a “Stockholders Meeting”) if requested by the Purchaser following the completion of the Offer. The Merger Agreement also permits the Company to call and hold a Stockholders Meeting following the completion of the Offer prior to the termination of the Merger Agreement.

No Change in Recommendation. Except as necessary to comply with the directors’ fiduciary duties, the Special Committee and the Board of Directors have agreed not to withhold, withdraw, qualify or modify (or publicly propose or resolve to do any of those things) in a manner adverse to the Purchaser either the Special Committee Recommendation or the Company Board Recommendation, respectively; provided, however, that any changes in such recommendations may not be made without at least 48 hours notice to Purchaser of the intention to make such change and the basis therefor.

Proxy Statement, Information Statement. The Company will, on Purchaser’s request from and after the Acceptance Time, and the Company may, at any time from and after the Acceptance Time, prepare and file with the SEC a preliminary proxy statement relating to a Stockholders Meeting, unless Purchaser determines to approve the Merger by irrevocable written consent, in which case the Company will, upon notice by Purchaser of same, prepare and file an information statement relating to the Merger.

Notice, Access to Information and Cooperation. The Company and Purchaser have agreed to notify each other of certain filings, written communications, notices and proceedings related to the Offer, the Merger and the transactions contemplated thereby (including the filing of the Schedule TO, the Schedule 13E-3 and any proxy or information statement related to the Merger), and (subject to certain specified terms and conditions) to use their respective reasonable best efforts to cooperate with each other and to take (or cause to be taken) all actions reasonably necessary to promptly effect the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Company has agreed to provide Purchaser with reasonable access to it and its subsidiaries’ properties, books, contracts, records and other information, subject to applicable law and confidentiality obligations.

Rule 14d-10(c) Matters. Prior to the Expiration Date, the Company (through its compensation committee) will, to the extent it has not previously taken such action, (i) approve and/or ratify each compensation and benefit plan as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, and (ii) take all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such compensation agreements and benefit plan in accordance with Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting. Prior to the closing date of the Merger, the Company will cooperate with Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the earlier of (i) the effective time of the Merger and (ii) such time as the Company qualifies for an issuer-initiated delisting under applicable law and the rules and policies of the NYSE, and in any event no more than ten (10) days after the closing date of the Merger.

Expenses. Whether or not any Shares are purchased pursuant to the Offer, all costs and expenses incurred in connection with the Offer, the Merger and any related transactions will be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the Schedule TO and the publishing, printing and/or mailing of documents relating to the Schedule TO, will be borne by Purchaser and expenses incurred in connection with the Schedule 13E 3 and any proxy or information statement, as the case may be (but not the attorney’s fees related thereto, which will be paid by the party incurring such expense), will be shared equally by Purchaser and the Company.

Indemnification and Directors’ and Officers’ Insurance. From and after the Acceptance Time, and for a period of six years after the later of the Acceptance Time and the effective time of the Merger, each of Parent and the Surviving Corporation will indemnify to the fullest extent permitted by law each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity), against any costs or expenses (including reasonable attorneys' fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the Merger (and Purchaser or the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, subject to an undertaking to repay such expenses if such person is ultimately determined to be ineligible for indemnification).

Purchaser will use its reasonable best efforts to provide the individuals serving as officers and directors of the Company or any of its subsidiaries immediately prior to the Acceptance Time for a period of six (6) years from the effective time of the Merger the directors' and officers' liability insurance policy maintained by the Company (or policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the effective time of the Merger, but in no event will Purchaser be required to expend annually more than 300% of the current amount expended by the Company (the “Insurance Amount”) to maintain or procure insurance coverage, provided that if Purchaser is unable to maintain or obtain such insurance, Purchaser shall use all reasonable efforts to obtain as much comparable coverage as is available for the Insurance Amount.

Purchaser and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger, now existing in favor of the current or former directors or officers of the Company or its subsidiaries as provided in their respective organizational documents will survive the Merger and continue in full force and effect. For a period of six (6) years from the effective time of the Merger, Purchaser will cause the Surviving Corporation to maintain any and all such provisions of the Company's and any of its subsidiaries' organizational documents in effect as of the date hereof or in any indemnification agreements of the Company or its subsidiaries with any of their respective current or former directors or officers in effect as of the date of the Merger Agreement, and will not amend, repeal or otherwise modify any such provisions in a manner adverse to the rights thereunder of any individuals who at the Acceptance Time were current or former directors or officers of the Company or any of its subsidiaries. All such rights to indemnification, however, relating to any action, litigation, investigation, suit, arbitration or proceeding pending or asserted or any claim made within such period shall continue until the disposition of such action, litigation, investigation, suit, arbitration or proceeding or resolution of such claim.

Tail Period. During the six months from and after the Acceptance Time (the “Tail Period”) if and for so long as the 90% Requirement is not satisfied, Purchaser is not required to take any action to acquire Shares (although Purchaser and its affiliates may purchase Shares on the open market and in privately negotiated transactions in accordance with applicable law, provided that neither Purchaser nor any of its affiliates commences a "tender offer" (within the meaning of the Exchange Act and the rules and regulations promulgated thereunder) during the Tail Period without the Company's consent). During the Tail Period, Parent will notify the Company in writing promptly after the 90% Requirement is satisfied. If and when the 90% Requirement is satisfied at any time during the Tail Period, the Company and Parent will use (and cause to be used) their respective reasonable best efforts to take all actions reasonably necessary to promptly effect the Merger at the same price as the Offer Price.

Publicity. The Company and Purchaser have agreed that (subject to certain exceptions and to applicable law) each will consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Offer and the Merger and prior to making any filings with any third party and/or any Government Entity with respect thereto.

Takeover Statutes. If any takeover statute is or may become applicable to the Offer, the merger or the other transactions related thereto, the Company and the its Board of Directors will grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Tax Certificate. The Company will use its reasonable best efforts to provide Purchaser a statement pursuant to Treasury Regulation Section 1.1445-2(c)(3) certifying that the Company is not a U.S. real property interest.

Conditions to the Merger.

The respective obligations of Purchaser, Merger Sub and the Company to effect the Merger are subject to the satisfaction of certain conditions.

Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Purchaser and Merger Sub to effect the Merger are conditioned upon the following conditions being satisfied:

•	the purchase of Shares in the Offer having occurred;

•	the holders of Shares having adopted the Merger by an affirmative vote of the number of Shares representing at least 90% in interest; and

•

No federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Government Entity (each, a “Law”), judgment, order, writ, injunction, decree or award

(whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any Government Entity being in effect and restraining, enjoining or otherwise prohibiting consummation of the Merger or the transactions contemplated by the Merger Agreement.

Conditions to Parent’s and Merger Sub’s Obligations to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further conditioned upon certain additional conditions being satisfied, including:

•	the accuracy of the Company’s representations and warranties;

•

the Company having not failed to perform and comply with, in any material respect, its obligations, agreements and covenants under the Merger Agreement, on or prior to the effective time of the Merger; and

•	there having occurred no Material Adverse Effect since June 30, 2008.

Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are further conditioned upon certain additional conditions being satisfied, including:

•	the accuracy of Purchaser’s and Merger Sub’s representations and warranties; and

•

Purchaser and Merger Sub having not failed to perform and comply with, in any material respect, their obligations, agreements and covenants under the Merger Agreement, on or prior to the effective time of the Merger.

Termination.

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after any stockholder approval of the Merger:

•	by mutual written consent of Purchaser, Merger Sub and the Company (with respect to the Company, only with the approval of the Special Committee);

•

by either the Company or Purchaser (with respect to the Company, only with the approval of the Special Committee) if (i) Purchaser has not accepted Shares for payment pursuant to the Offer on or before 5 p.m. New York City time within 40 business days of commencing the Offer, (ii) any order permanently enjoining, restraining or otherwise prohibiting the Merger exists and such order has become final and nonappealable, or (iii) the Offer has terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer; except that the termination right shall not be available to any party that has breached its obligations under the Merger Agreement in any manner that will have proximately contributed to the occurrence of the event which gave rise to the termination right;

•	by Purchaser upon a change in the Company Board Recommendation or the Special Committee Recommendation;

•

by Purchaser, upon breach of any representation, warranty, covenant or agreement made by the Company in the Merger Agreement, or upon any such representation or warranty subsequently becoming untrue or incorrect, in each case in a manner that would:

•	if such breach or failure to be true and correct occurs prior to the expiration of the Offer (subject to a cure period) cause any condition to the Offer or the Merger not to be satisfied, or

•

if such breach occurs after the Acceptance Time but prior to the expiration of the Tail Period (subject to a cure period) cause any condition to the Merger not to be satisfied; except that Purchaser will not have a termination right if it was the primary cause of the breach of the Company or its inability to cure such breach;

•

by the Company (only with the approval of the Special Committee), if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in the Merger Agreement, or if any such representation or warranty subsequently becomes untrue or incorrect, in each case in a manner that:

•

if such breach occurs prior to the expiration of the Offer, would, individually or in the aggregate (and subject to a cure period), reasonably be expected to prevent, materially delay or impair the ability of Purchaser or Merger Sub to consummate the Offer, or

•

if such breach or failure to be true occurs after the Acceptance Time but prior to the expiration of the Tail Period, would, individually or in the aggregate (and subject to a cure period), reasonably be expected to prevent, materially delay or impair the ability of Purchaser and Merger Sub to consummate the Merger;

•

by Purchaser or the Company (with respect to the Company, only with the approval of the Special Committee), at any time after the expiration of the Tail Period, whether or not Purchaser has previously accepted Shares for payment pursuant to the Offer.

Effect of Termination and Abandonment.

If the Merger Agreement is terminated as described above, the Merger Agreement will be void, and there will be no liability or obligation of the Company, Purchaser or Merger Sub (or our respective officers and directors) except as to willful or intentional breaches of the Merger Agreement and the obligations created by the provisions dealing with effect of termination, expenses, indemnification and directors’ and officers’ insurance, and survival.

Modification Amendment and Waiver.

The parties may modify or amend the Merger Agreement by written agreement (and, in the case of the Company, approved by the Special Committee), and the conditions to each of the parties' obligations to consummate the Merger may be waived by such party in whole or in part to the extent permitted by applicable laws, provided that no consent of or waiver by the Company will be enforceable unless such consent or waiver is approved by the Special Committee.

7. Interest of Certain Persons in the Offer.

Treatment of Stock Options, Warrants or Other Rights to Acquire the Shares. The Offer is only for the Shares and not for any options, warrants or other rights to acquire the Shares. To the extent holders of such rights convert these rights into Shares prior to the consummation of the Offer, such Shares may be tendered in the Offer. If the Merger occurs, under the Merger Agreement, holders of outstanding stock options, warrants or other rights to purchase the Shares will receive cash with respect to each Share subject to such rights equal in amount to the excess of the consideration offered to stockholders in the Merger over the exercise price set forth in such rights.

Conflicts of Interest. In considering the fairness of the consideration to be received in the Offer, stockholders should be aware that each of MUFG and Purchaser has certain current actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of MUFG’s current ownership of approximately 64.9% of the outstanding Shares, MUFG may be deemed to control the Company. In addition, certain of MUFG’s or Purchaser’s executive officers and directors are also current or former executive officers or directors of the Company, as further described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements”.

Securities Ownership. The following table sets forth information concerning the beneficial ownership of Shares for MUFG, Purchaser and each of our affiliates that holds Shares, including directors and executive officers of MUFG and Purchaser and each associate and majority-owned subsidiary of those persons, as of August 14, 2008.

Name of Beneficial Owner	Shares of Common Stock	Percent of all outstanding Shares of Common Stock
Mitsubishi UFJ Financial Group, Inc.	90,259,680	64.9%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	90,217,308	64.9%
Mitsubishi UFJ Trust and Banking Corporation†	30,272	*
Mitsubishi UFJ Asset Management Co., Ltd.†	12,100	*

*	= less than 1%
†	= Shares held in a fiduciary capacity

Securities Transactions. Except as set forth in this Offer to Purchase (including Schedule A), neither we nor, to the best of our knowledge, any of our executive officers, directors, controlling persons, subsidiaries or any of the persons listed on Schedule A has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company or any of its executive officers, directors, controlling persons or subsidiaries, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. Except as described in Section III.1—“Background to the Offer and the Merger” of this Offer to Purchase, there have been no material contacts, negotiations or transactions in the past two years, between us or, to the best of our knowledge, any of the persons listed on Schedule A or any of our subsidiaries, and the Company or its affiliates concerning a merger, consolidation, acquisition, a tender offer or other acquisition of Company securities, an election of the Company’s directors, or a sale or other transfer of a material amount of the Company’s assets. We have not, and to the best of our knowledge, none of the persons listed in Schedule A, and none of our and their respective associates or majority-owned subsidiaries have engaged in any transactions in Shares in the past 60 days. To the best of our knowledge, there has been no transaction in the subject securities during the past 60 days that involves the issuer and any pension, profit-sharing or similar plan of the issuer or any of our affiliates.

Intent to Tender. The Offer is not made with respect to any Controlled Shares and no Controlled Shares will therefore be tendered by us or our affiliates in the Offer nor will we otherwise transfer or dispose of any Controlled Shares during such time as the Offer is pending. The Company has informed us that, to the knowledge of the Company after reasonable inquiry, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

Recommendations of Others. As of the date hereof, we have no knowledge of any executive officer, director, and/or affiliate of the Company, or any of the persons listed on Schedule A, other than MUFG and Purchaser, making any solicitation or recommendation either in support of or opposed to the Offer or the Merger.

8. Related Party Transactions and Election of Directors.

Related Party Transactions.

In the normal course of business, we and our affiliates and the Company and its affiliates are parties to banking and other transactions and agreements, including those in which we and our affiliates and the Company and its affiliates act in the capacity as a trustee, executor, administrator, guardian, custodian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity. Some of these transactions involve Purchaser’s extending credit to the Company. As of July 31, 2008, Purchaser had uncommitted lines providing for (i) the issuance of letters of credit for the account of the Company and providing other credit risk facilities of up to about $1.8 billion and (ii) foreign exchange and other market risk facilities of up to about $4.2 billion. During 2007, there were various discussions between the Company and Purchaser regarding a possible repurchase of certain Shares by the Company. The Company and Purchaser considered a repurchase of Shares through a block trade at a total purchase price of $250 million to be conducted in the third quarter of 2007, but the Company postponed the transaction indefinitely in September 2007. The Company and Purchaser have discussed the possibility that, before the end of September 2008, the Company and Purchaser would enter into an unsecured credit facility under which Purchaser would lend up to $300 to $500 million to the Company. The Company and Purchaser are currently considering that possibility. The terms of any agreement will be subject to the approval of the Audit Committee of the Board of Directors, which consists only of directors who are independent of Purchaser, and which intends to approve any such agreement only if it finds the terms to be fair to and in the best interests of the Company.

Except as otherwise described in this section and elsewhere in this Offer to Purchase, in the last two years, we believe that no such transaction has had an aggregate value in excess of 1% of the Company’s consolidated revenues for the year in which the transaction occurred. Further, except as otherwise described in this Offer to Purchase, neither we, nor, to the best of our knowledge any of the persons listed on Schedule A nor any of our affiliates has in the past two years had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

Election of Directors.

During the two years prior to the Offer, with respect to the election of the directors of the Company and other related subjects, the following occurred:

•

In September 2006, members of the Board of Directors and certain senior executives of the Company met in Tokyo, Japan, with representatives of Purchaser and MUFG to discuss strategic matters unrelated to this Offer or our April 26, 2008 proposal to acquire Shares.

•

In the last quarter of 2006 and the first quarter of 2007, the Board of Directors, including directors of the Company who were also representatives of Purchaser and MUFG, met on several occasions to discuss Chief Executive Officer (“CEO”) succession issues. Following the recommendation of Purchaser, the independent directors of the Company interviewed Mr. Masaaki Tanaka, an executive officer of Purchaser, as a potential CEO candidate.

•

On February 28, 2007, the Board of Directors accepted the resignation of Mr. Takashi Morimura as the President and CEO of the Company, effective May 24, 2007, and elected Mr. Tanaka as his successor. At that same meeting, the Board of Directors accepted the resignation of Mr. Tetsuo Shimura as the non-executive Chairman of the Board of Directors and elected Mr. Norimichi Kanari as his successor. Mr. Kanari, a former President and CEO of the Company, was then a Deputy President of Purchaser.

•

Purchaser and MUFG cooperated with the Company’s Corporate Governance Committee in the nomination process for the elections of the Board of Directors at the May 2007 and May 2008 annual meetings of stockholders. At the May 2007 annual meeting of stockholders, Mr. Tanaka was elected to the Board. The Company included persons affiliated with Purchaser and MUFG in the slates of director nominees. With respect to both meetings, Purchaser voted for the candidates nominated by the Company.

•

In November 2007, representatives of the independent directors and the senior management of the Company met in Tokyo, Japan, with representatives of Purchaser and MUFG to discuss strategic and other matters unrelated to this Offer or our April 26, 2008 proposal to acquire Shares.

•	Based on discussions in December 2007 and January 2008, the Board of Directors adopted the CEO Selection Committee Charter, effective as of January 23, 2008.

•	On July 23, 2008, the Board of Directors accepted the resignation of Mr. Kanari and elected Mr. Kyota Omori as the non-executive Chairman. Mr. Omori is the Deputy President of MUFG.

9. Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each stockholder who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the stockholder’s Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the consideration paid in the Merger. A stockholder may withdraw his or her demand for appraisal by delivery of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

10. Rule 13e-3.

The Offer and the Merger, if it occurs, must comply with any applicable Federal laws. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. Because MUFG is an affiliate of the Company by virtue of its 64.9% beneficial ownership, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Offer and the Merger. MUFG and Purchaser have provided such information in this Offer to Purchase.

11. Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders who tender their Shares and whose Shares are purchased by us in the Offer or whose Shares are exchanged for cash pursuant to the Merger. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders.

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. The discussion applies only to beneficial owners who hold Shares as capital assets, and does not apply to Shares received in connection with the exercise of employee stock options or otherwise as compensation, stockholders who hold an equity interest, actually or constructively, in MUFG or the surviving corporation after the Merger, stockholders who validly exercise their rights under Delaware law to seek an appraisal for their Shares or to certain types of beneficial owners who may be subject to special rules (such as insurance companies, banks, tax-exempt organizations, financial institutions, broker-dealers, partnerships, S corporations or other pass-through entities, mutual funds, traders in securities who elect the mark-to-market method of accounting, stockholders subject to the alternative minimum tax, U.S. holders (as defined below) that have a functional currency other than the U.S. dollar or stockholders who hold Shares as part of a hedge, straddle or a constructive sale or conversion transaction). This discussion also does not address the receipt of cash in connection with the cancellation of shares of stock appreciation rights, restricted stock units or options to purchase Shares, or any other matters relating to equity compensation or benefit plans (including the 401(k) plan). This discussion does not address any aspect of state, local or foreign tax laws.

The U.S. federal income tax consequences described below are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger. Because individual circumstances may differ, each stockholder should consult the stockholder’s tax advisor regarding the applicability of the rules discussed below to the stockholder and the particular tax effects to the stockholder of the Offer and the Merger in light of such stockholder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation of options, stock appreciation rights or restricted stock units to purchase Shares, including the transactions described in this Offer to Purchase relating to other equity compensation and benefit plans.

U.S. Holders. This section summarizes the material U.S. federal income tax consequences to any U.S. holder who tenders its Shares and whose Shares are purchased by us in the Offer, or whose Shares are exchanged for cash pursuant to the Merger. For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Shares should consult the partner’s tax advisor regarding the U.S. federal income tax consequences of the Offer and the Merger to such partner.

Exchange of Shares of Common Stock for Cash Pursuant to the Offer or the Merger.

The exchange of Shares for cash in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who tenders its Shares and whose Shares are purchased by us in the Offer, or whose Shares are exchanged for cash pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received with respect to such Shares and the U.S. holder’s adjusted tax basis in such Shares. A U.S. holder’s adjusted tax basis will generally equal the price the U.S. holder paid for such Shares. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss provided that a U.S. holder’s holding period for such Shares is more than 12 months at the time of the consummation of the Offer or the Merger, as the case may be. Long-term capital gains of noncorporate U.S. holders are eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting.

Backup withholding of tax may apply to cash payments to which a non-corporate U.S. holder is entitled under the Offer or the Merger, unless the U.S. holder or other payee provides a taxpayer identification number (“TIN”), certifies that such number is correct, and otherwise complies with the backup withholding rules. Each U.S. holder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal and return it to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Cash received by U.S. holders in the Offer or the Merger will also be subject to information reporting unless an exemption applies.

Non-U.S. Holders. This section summarizes certain U.S. federal income tax consequences to any non-U.S. holder who tenders its Shares and whose Shares are purchased by us in the Offer, or whose Shares are exchanged for cash pursuant to the Merger. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from Shares.

As discussed above, a partner of a partnership holding Shares should consult the partner’s tax advisor regarding the U.S. federal income tax consequences of the Offer and the Merger to such parties.

Exchange of Shares of Common Stock for Cash Pursuant to the Offer or the Merger.

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize upon the purchase of your Shares in the Offer or the exchange of your Shares for cash pursuant to the Merger unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis,

•	you are an individual, you hold the Shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

the Company is or has been a United States real property holding corporation for U.S. federal income tax purposes, and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Shares and you are not eligible for any treaty exemption.

“Effectively connected” gains will be subject to tax under regular graduated U.S. federal income tax rates. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. A non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the purchase or exchange, which may be offset by U.S. source capital losses.

To the best of our knowledge, the Company is not, and has not been during the relevant five-year period, a United States real property holding corporation for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to the payment of the proceeds from the purchase of your Shares in the Offer or the exchange of your Shares for cash pursuant to the Merger effected at a U.S. office of a broker as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•

a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the purchase of your Shares in the Offer or the exchange of your Shares for cash pursuant to the Merger effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the purchase of your Shares in the Offer or the exchange of your Shares for cash pursuant to the Merger is effected at a foreign office of a broker, it will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, the purchase of your Shares in the Offer or the exchange of your Shares for cash pursuant to the Merger will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. federal income tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply in such case if the purchase of your Shares in the Offer or the exchange of your Shares for cash pursuant to the Merger is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

See also Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase.

IV.    THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal (and, if the Offer is extended or amended, including the terms and conditions of such extension or amendment), we will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined below) and not withdrawn as permitted by Section IV.4—“Withdrawal Rights”. “Expiration Date” means 12:00 midnight, New York City time, on September 26, 2008, unless and until we shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by us, shall expire.

We may elect, in our sole discretion, to provide a subsequent offering period (“Subsequent Offering Period”) of three to twenty Business Days. “Business Day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. A Subsequent Offering Period, if one is offered, is an additional period of time after we have acquired Shares in the Offer during which stockholders may tender Shares and receive the Offer Price, but not withdraw Shares. All conditions to the Offer must be satisfied or waived prior to the commencement of any Subsequent Offering Period. In addition, under the Merger Agreement, the Company may require us to make available a subsequent offering period of not less than 10 Business Days, provided that we will not be required to make available such a subsequent offering period if, prior to the commencement of such subsequent offering period, MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% or more of the Shares. If we elect or are required to provide a Subsequent Offering Period, we expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of 20 Business Days) by giving oral or written notice of such extension to the Depositary.

We may elect, in our sole discretion, to extend the Offer for one or more consecutive increments of not more than 10 Business Days each, if at any otherwise scheduled expiration date any of our obligations to purchase Shares are not satisfied or waived. In addition, under the Merger Agreement, if at any otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied or waived, the Company may require us to extend the Offer for one or more consecutive increments of not more than 10 Business Days each until the earlier of the date that is 40 Business Days after the commencement of the Offer and termination of the Merger Agreement. If we elect or are required to extend the Offer, we will do so by giving oral or written notice of that extension to the Depositary. We can give you no assurance that we will exercise our right to extend the Offer. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to your right to withdraw your Shares. See Section IV.4—“Withdrawal Rights” of this Offer to Purchase.

Subject to the SEC’s applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time:

•

to delay acceptance for payment or the payment for any Shares pursuant to the Offer, or to terminate the Offer and not accept for payment or pay for any Shares not previously accepted for payment or paid for, upon the failure of any of the conditions of the Offer to be satisfied prior to the Expiration Date; and

•

to waive any condition prior to the expiration of the Offer (other than the conditions relating to the absence of an injunction and the Majority Tender Condition) or otherwise delay, terminate or amend the Offer in any respect, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement.

If we accept any Shares for payment pursuant to the terms of the Offer, we will accept for payment all Shares validly tendered and not withdrawn before the expiration of the Offer, and, on the terms and subject to the conditions of the Offer, we will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period. We confirm that our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

We will follow any extension, termination, amendment or delay of the Offer, as promptly as practicable, with a public announcement. In the case of an extension, the related announcement will be issued no later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of that change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release through a leading news wire service.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required under the Exchange Act. If, prior to the Expiration Date, and subject to our obligations under the Merger Agreement, we change the percentage of Shares sought or the consideration offered to you, and if at the time notice of such a change is first published, sent or given to you, the Offer is scheduled to expire at any time earlier than the tenth Business Day from and including the date that the related notice is first published, sent or given, we will extend the Offer until the expiration of that ten Business Day period.

A request has been made to the Company for the use and, as a record holder of Shares, the inspection, of the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by the Company with such request, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer, we will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the Expiration Date and promptly after they are tendered during any Subsequent Offering Period. Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of or payment for the Shares in order to comply, in whole or in part, with any applicable law. See Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	certificates for those Shares (or a confirmation of a book-entry transfer of those Shares into the Depositary’s account at The Depository Trust Company, or “DTC”);

•	a properly completed and duly executed Letter of Transmittal (or a copy of that document); and

•	any other required documents.

For purposes of the Offer, we will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting those payments to you. If we extend the Offer, delay our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section IV.4—“Withdrawal Rights” or as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the purchase price for the Shares be paid, regardless of any delay in making such payment.

If we do not accept any tendered Shares for any reason, or if certificates are submitted for more Shares than are tendered, we will return certificates for those unpurchased Shares, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained with DTC), as promptly as practicable following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to one or more of our direct or indirect subsidiaries the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedure for Tendering Shares.

Valid Tender. To tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a copy) in accordance with the instructions of the Letter of Transmittal, including any required signature guarantees, certificates for Shares to be tendered, and any other documents required by the Letter of Transmittal, must be received by the Depositary on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and the book-entry confirmation of such delivery received by the Depositary, including an agent’s message (as defined herein) if the tendering stockholder has not delivered a Letter of Transmittal), on or prior to the Expiration Date, (c) you must request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you or (d) you must comply with the guaranteed delivery procedures set forth below. The term “agent’s message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a copy), properly completed and duly executed, together with any required signature guarantees, or an agent’s message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or you must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

The method of delivery of Share certificates, the Letter of Transmittal and all other required document, including delivery through DTC, is at your election and risk. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, it is recommended that you use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the NYSE Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, known as an “eligible institution”. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holders (which term includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an eligible institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) or owner(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you want to tender Shares pursuant to the Offer and your certificates for Shares are not immediately available, or you cannot comply with the procedure for book-entry transfer on a timely basis, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender such Shares by following all of the procedures set forth below:

(i) the tender is made by or through an eligible institution;

(ii) a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, is received by the Depositary prior to the Expiration Date; and

(iii) the certificates for all tendered Shares, in proper form for transfer (or a book-entry confirmation with respect to those Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such notice of guaranteed delivery. A “trading day” is any day on which the NYSE is open for business.

The notice of guaranteed delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an eligible institution in the form set forth in such notice of guaranteed delivery.

Other Requirements. Notwithstanding any provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely book-entry confirmation with respect to) Shares, (b) a Letter of Transmittal (or a copy), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or book-entry confirmations are actually received by the Depositary. Under no circumstances will interest on the Offer Price be paid by us, regardless of any extension of the Offer or any delay in making such payment.

Tender Constitutes an Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that (i) such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal and (ii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing a Letter of Transmittal as set forth above, you irrevocably appoint our designees as your proxies, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after August 29, 2008. These proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, we deposit the payment for the Shares with the Depositary. Upon the effectiveness of this appointment, all prior powers of attorney, proxies and consents given by you will be revoked, and no subsequent powers of attorney, proxies and consents may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company stockholders, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to such Shares.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of MUFG, Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer will be final and binding.

Backup Withholding. In order to avoid “backup withholding” of U.S. Federal income tax on payments of cash pursuant to the Offer, if you surrender Shares in the Offer you must, unless an exemption applies, provide the Depositary with your correct TIN on a Substitute Form W-9 and certify under penalties of perjury that your TIN is correct and that you are not subject to backup withholding. If you do not provide your correct TIN or fail to provide the certifications described above, the IRS may impose a penalty on you and payment of cash to you pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

4. Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable except that you may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, you may also withdraw tendered Shares at any time after October 27, 2008. No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Shares have been tendered for the account of any eligible institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

If we extend the Offer, delay our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. None of MUFG, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section IV.3—“Procedure for Tendering Shares” of this Offer to Purchase at any time prior to the Expiration Date.

5. Price Range of the Shares.

The Shares trade on the NYSE under the symbol “UB”. The following table sets forth, for the calendar quarters indicated in the two years prior to the Offer, the high and low sales prices for the Shares on the NYSE based upon public sources:

	Share Price
	High	Low
Calendar Year

2006:
Third Quarter	$65.64	$58.46
Fourth Quarter	$62.99	$56.26

2007:
First Quarter	$65.03	$59.01
Second Quarter	$64.00	$59.01
Third Quarter	$61.09	$52.19
Fourth Quarter	$60.48	$47.18

2008:
First Quarter	$53.59	$39.32
Second Quarter	$56.00	$39.00
Third Quarter (through August 28, 2008)	$73.70	$34.81

According to the Company’s public filings, as of June 30, 2008, there were 138,050,671 Shares issued and outstanding (excluding treasury shares) and there were options granted by the Company that were exercisable for 7,019,223 Shares. On August 11, 2008, the last trading day before we publicly announced our proposed acquisition of the Shares (other than the Controlled Shares), the last reported sales price of the Shares reported on the NYSE was $58.18 per Share. On August 15, 2008, the last full trading day before announcement of the Merger Agreement and the Offer, the last reported sales price of the Shares reported on the NYSE was $65.49 per Share.

We urge you to obtain a current market quotation for the Shares.

6. Certain Information Concerning the Company.

The Company is a Delaware corporation with its principal executive offices located at 400 California Street, San Francisco, California 94104 (telephone 1-415-765-2969). According to the Company’s 2007 Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), the Company is a California-based, commercial bank holding company whose major subsidiary, Union Bank of California N.A. (“UnionBanCal Sub”), is a commercial bank. UnionBanCal Sub provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, as well as nationally and internationally. As of June 30, 2008, Purchaser, the Company’s majority owner, which is a wholly owned subsidiary of MUFG, owned approximately 64.9% of the Company’s outstanding common stock. The Company’s operations are divided into two primary segments: retail and wholesale banking. As of June 30, 2008, the Company had approximately 9,601 full-time equivalent employees.

Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although MUFG, Purchaser, the Information Agent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, MUFG, Purchaser, the Information Agent and the Dealer Manager cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to MUFG, Purchaser, the Information Agent or the Dealer Manager.

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the SEC.

The Company has informed us that, to the knowledge of the Company after reasonable inquiry, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

Selected Financial Information. Set forth below is certain selected financial information relating to the Company that has been excerpted or derived from the audited financial statements and other financial information contained in the Company’s Form 10-K and the unaudited interim financial statements and other financial information contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q”). These data should be read in conjunction with the audited consolidated financial statements and other financial information contained in the Form 10-K and the Form 10-Q, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the Form 10-K and as Item I of the Form 10-Q are hereby incorporated herein by reference.

Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below.

The following table sets forth summary historical consolidated financial data for the Company as of and for the six months ended June 30, 2008 and 2007 and as of and for each of the fiscal years ended December 31, 2007 and 2006.

	For Six Months Ended June 30				For Twelve Months Ended December 31
(Dollars in thousands, except per share data)	2008		2007		2007	2006
Results of operations
Net interest income[i]	$975,991		$861,583		$1,727,924	$1,839,743
(Reversal of) provision for loan losses	167,000		9,000		81,000	(5,000)
Noninterest income	395,022		392,403		868,302	830,943
Noninterest expense	822,518		775,670		1,643,405	1,637,849
Income from continuing operations before income taxes[i]	381,495		469,316		871,821	1,037,837
Taxable-equivalent adjustment	4,855		4,366		9,272	6,401
Income tax expense	119,944		151,063		292,683	270,121
Income from continuing operations	256,696		313,887		569,866	761,315
Income (loss) from discontinued operations, net of taxes	(6,761)		1,078		38,228	(8,319)
Net Income	$249,935		$314,965		$608,094	$752,996

Per Common Share
Basic earnings—from continuing operations	$1.87		$2.28		$4.14	$5.38
Basic earnings—net income	1.82		2.29		4.42	5.32
Diluted earnings—from continuing operations	1.86		2.25		4.10	5.30
Diluted earnings—net income	1.82		2.26		4.37	5.24
Dividendsii	1.04		0.99		2.03	1.82
Book value (end of period)	34.11		33.45		34.37	32.86
Common shares outstanding (end of period)iii	138,050,671		138,314,564		137,836,068	139,107,254
Weighted average common shares outstanding—basiciii, iv	137,107,161		137,708,257		137,617,100	141,620,081
Weighted average common shares outstanding—dilutediii, iv	137,674,584		139,360,012		139,052,436	143,754,865

Balance Sheet (end of period)
Total assets[v]	$60,593,921		$53,173,833		$55,727,748	$52,619,576
Total loans	46,041,358		37,743,222		$41,204,188	36,671,723
Nonperforming assets	224,944		29,826		56,525	42,365
Total deposits	42,604,419		41,980,999		42,680,191	41,850,682
Medium- and long-term debt	2,809,329		1,835,495		1,913,622	1,318,847
Stockholders’ equity	4,708,790		4,627,147		4,737,981	4,571,401

Balance Sheet (period average)vi
Total assets	$57,951,110		$52,913,455		$53,588,623	$49,979,342
Total loans	44,097,805		38,649,947		39,424,327	35,704,129
Earning assets	53,561,569		48,399,330		48,968,930	45,080,843
Total deposits	43,408,469		41,968,353		42,185,536	40,000,434
Stockholders’ equity	4,667,429		4,549,348		4,603,022	4,574,185

Financial Ratiosvi
Return on average assets—from continuing operations	0.89%[x]		1.20%[x]		1.06%	1.52%
Return on average assets—net income	0.87	[x]	1.20	[x]	1.13	1.51
Return on average stockholders’ equity—from continuing operations	11.06	[x]	13.91	[x]	12.38	16.64
Return on average stockholders’ equity—net income	10.77	[x]	13.96	[x]	13.21	16.46
Efficiency ratiovii	59.03		61.78		62.95	62.09
Net interest margin[i]	3.65		3.56		3.53	4.08
Dividend payout ratio	55.61		43.42		49.03	33.83
Tangible common equity ratio	7.22		7.87		7.73	7.85
Tier 1 risk-based capital ratio[v]	7.96		8.59		8.30	8.68
Total risk-based capital ratio[v]	10.84		11.54		11.21	11.71
Leverage ratio[v]	7.95		8.30		8.27	8.44
Allowance for loan losses to total loansviii	1.14		0.89		0.98	0.90
Allowance for loan losses to nonaccrual loansviii	243.59		1,170.08		722.64	792.32
Allowance for credit losses to total loansix	1.37		1.11		1.20	1.12
Allowance for credit losses to nonaccrual loansix	291.42		1,456.97		884.80	987.06
Net loans charged off (recovered) to average total loans[x]	0.20		0.02		0.03	0.04
Nonperforming assets to total loans, distressed loans held for sale, and foreclosed assets	0.49		0.08		0.14	0.12
Nonperforming assets to total assets[v]	0.37		0.06		0.10	0.08

i	Taxable-equivalent basis.
ii	Dividends per share reflect dividends declared on Shares outstanding as of the declaration date.
iii	Common shares outstanding reflect common shares issued less treasury shares.
iv	Weighted average common shares outstanding (basic) excludes nonvested restricted shares but includes the impact of those shares in the calculation of diluted shares.
v	End of period total assets and assets used to calculate all regulatory capital ratios include those of discontinued operations.
vi	Period average balances and average balances used to calculate the Company’s financial ratios are based on continuing operations data only, unless otherwise indicated.
vii	The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income) and the (reversal) of provision for losses on off-balance sheet commitments, as a percentage of net interest income (taxable-equivalent basis) and noninterest income and is calculated for continuing operations only.
viii	The allowance for loan losses ratios are calculated using the allowance for loan losses against end of period total loans or total nonperforming loans, as appropriate. These ratios relate to continuing operations only.
ix	The allowance for credit losses ratios are calculated using the sum of the allowances for loan losses and for losses on off-balance sheet commitments against end of period total loans or total nonperforming loans, as appropriate. These ratios relate to continuing operations only.
x	On an annualized basis only.

Management Forecasts.

On August 1, 2008, the Company provided MUFG and us with the Management Forecasts, regarding the Company’s business and prospects for the calendar years 2008 through 2010, prepared by the Management Team at the request of the Special Committee. The Company has included the following description of the Management Forecasts in its Solicitation/Recommendation Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase.

The Special Committee requested that the Management Team prepare financial forecasts reflecting two scenarios: a base forecast reflecting management’s views of the Company’s most likely results given current assessments of its prospects and an optimized forecast reflecting management’s views of a reasonable upside case for the prospects of the Company. Loan growth and loan loss provisions are identical in the base forecast and the optimized forecast. Core deposit growth for 2008 and 2009 is also identical in both cases. Higher core deposit growth (in 2010 only) and higher fees (in 2009 and 2010) are the main drivers that differentiate the two forecasts.

The key drivers of loan growth in the Management Forecasts are expected to be commercial and industrial (“C&I”) and residential real estate/consumer loan growth. C&I and residential real estate/consumer average loan growth from 2008 to 2010 is projected to be 18% and 11%, respectively. The C&I loan growth assumption in 2010 is forecasted to be about 60% of most recent trends.

The key drivers of deposit growth are projected to be money market deposits and other core deposits. Money market average deposit growth from 2008 through 2010 is assumed to be 10% in the base forecast. In the optimized forecast, money market average deposit growth from 2008 through 2010 is assumed to be 17%. Other average core deposits are projected to grow 8% from 2008 through 2010 in the base forecast. In the optimized forecast, other average core deposits are projected to grow 11%, which reflected business line forecasts for 2008 and 2009 and assumed growth rates for deposits experienced from 2001 through 2004 (for 2010 only).

For the purposes of these forecasts, the Management Team assumed that the interest rate environment remained unchanged throughout the forecast period. Given the assumptions on loan and deposit growth with a flat rate environment, net interest margin forecasts were 3.67% / 3.44% / 3.27% and 3.67% / 3.45% / 3.32% for 2008 / 2009 / 2010 for the base and optimized forecasts, respectively.

Forecasted provision levels were based on an analysis which assessed the potential impact of a severe downturn on operating and credit performance. Loan loss provisions in the Management Forecasts, are expected to be $302 million (with another $13 million reflected in noninterest expense for off balance sheet credit provisions), $180 million and $115 million, in 2008, 2009 and 2010, respectively.

Noninterest income growth from 2008 through 2010 is expected to be 5% in the base forecast driven primarily by deposit fees and other fees. In the optimized forecast, noninterest income growth from 2008 through 2010 is projected to be 8%, driven by deposit fees which assumed a growth rate similar to that experienced from 2001 through 2004.

The noninterest expense numbers reflect expense reductions based on planned changes in certain of the Company’s business processes.

The Management Forecasts assume capital management initiatives designed to produce a more efficient capital mix and one that is consistent with the Company's peers. The more efficient capital mix is assumed to be achieved primarily through the repurchase of common stock and through the issuance of hybrid and subordinated debt securities. The resultant year-end capital ratios are projected to be as follows:

Base forecast1:

•	Tangible common equity ratio of 7.14% at 2008 year-end, 6.05% at 2009 year-end and 5.88% at 2010 year end,

•	Tier 1 capital ratio of 7.86% at 2008 year-end, 7.71% at 2009 year-end and 7.94% at 2010 year end, and

•	Total capital ratio of 10.53% at 2008 year-end, 10.53% at 2009 year-end and 10.87% at 2010 year end.

Optimized forecast1:

•	Tangible common equity ratio of 7.14% at 2008 year-end, 6.06% at 2009 year-end and 5.82% at 2010 year end,

•	Tier 1 capital ratio of 7.86% at 2008 year-end, 7.65% at 2009 year-end and 7.81% at 2010 year end, and

•	Total capital ratio of 10.53% at 2008 year-end, 10.47% at 2009 year-end and 10.75% at 2010 year end

[1]	The ratio information under “Optimized forecast” was not made available to us prior to our entering into the Merger Agreement, although the ratio information under “Base Forecast” was provided to Morgan Stanley orally.

A summary of the base forecast is set forth below:

	Base Forecast
($ in millions)	2008	2009	2010
Avg. Balance Sheet

Cash and Securities	$11,381	$10,926	$12,016
Gross Loans & Leases	46,007	52,561	58,380
Loan Loss Reserve	(463)	(502)	(506)
Net Loans	45,543	52,060	57,874
Other Assets	3,052	3,243	3,324
Total Assets	$59,976	$66,228	$73,214

Core Deposits	$32,171	$34,707	$38,002
Non-Core Deposits	11,825	14,356	16,762
Borrowed Funds	9,685	11,426	12,787
Other Liabilities	1,569	1,490	1,233
Equity	4,725	4,249	4,430
Total Equity And Liabilities	$59,976	$66,228	$73,214

Profit & Loss

Net Interest Income	$2,046	$2,134	$2,245
Loan Loss Provision	302	180	115
Noninterest Income	810	841	890
Noninterest Expense	1,669	1,722	1,779
Net Income Before Taxes	886	1,073	1,241
Income Taxes	287	348	352
Net Income	$598	$726	$889
Avg. Shares—Diluted (in thousands)	138,007	125,999	121,496
EPS	$4.34	$5.76	$7.32

A summary of the optimized forecast is set forth below:

	Optimized Forecast
($ in millions)	2008	2009	2010
Avg. Balance Sheet

Cash and Securities	$11,381	$10,926	$12,016
Gross Loans & Leases	46,007	52,561	58,380
Loan Loss Reserve	(463)	(502)	(506)
Net Loans	45,543	52,060	57,874
Other Assets	3,052	3,243	3,324
Total Assets	$59,976	$66,228	$73,214

Core Deposits	$32,171	$34,707	$41,642
Non-Core Deposits	11,825	14,366	13,387
Borrowed Funds	9,685	11,426	12,738
Other Liabilities	1,569	1,475	1,084
Equity	4,725	4,254	4,363
Total Equity And Liabilities	$59,976	$66,228	$73,214

Profit & Loss

Net Interest Income	$2,046	$2,138	$2,279
Loan Loss Provision	302	180	115
Noninterest Income	810	854	940
Noninterest Expense	1,669	1,722	1,784
Net Income Before Taxes	886	1,090	1,319
Income Taxes	287	354	382
Net Income	$598	$736	$937
Avg. Shares—Diluted (in thousands)	138,007	126,925	121,690
EPS	$4.34	$5.80	$7.70

The Management Forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Management Forecasts do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the U.S. The Company’s independent accountants have not examined, compiled or otherwise applied procedures to the Management Forecasts and, accordingly, do not express an opinion or any other form of assurance with respect to the Management Forecasts. The Management Forecasts were prepared solely for use by the Special Committee and its financial advisor and are subjective in many respects and thus susceptible to interpretations based on actual experience and business developments. The Management Forecasts do not necessarily reflect the views of the members of management of the Company other than the Management Team. The Management Forecasts also reflect numerous assumptions made by the Management Team with respect to industry performance, general business, economic, market and financial conditions and other matters, including interest rate developments, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the Management Forecasts will prove accurate. The Management Forecasts do not reflect any of the effects of the Merger or other changes that may in the future be deemed appropriate concerning the Company and its assets, business, operations, properties, policies, corporate structure, capitalization or management in light of the circumstances then existing. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Management Forecasts. The inclusion of the Management Forecasts herein should not be regarded as an indication that the Company, the Special Committee, MUFG, Purchaser or any of their respective representatives considered or consider the Management Forecasts to be a reliable prediction of future events, and the projections should not be relied upon as such. None of the Company, the Special Committee, MUFG, Purchaser and their respectives representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Management Forecasts and, except as required by law, none of them intends to update or otherwise revise the Management Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Forecasts are shown to be in error. The Management Forecasts constitute forward-looking statements. Investors should consider the risks and uncertainties in the Company’s business that may affect future performance, including those that are discussed in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the stockholders of the Company together with this Offer to Purchase under the caption “Item 8. Additional Information — Forward-Looking Statements”.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s website (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549 at prescribed rates.

7. Certain Information Concerning MUFG and Purchaser.

Mitsubishi UFJ Financial Group, Inc., or “MUFG”, is a bank holding company and joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan. MUFG is one of the world’s largest and most diversified financial groups. MUFG’s services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. Additional information concerning MUFG is set forth in its Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which report may be obtained from the SEC in the manner set forth with respect to information concerning the Company in Section IV.6—“Certain Information Concerning the Company” of this Offer to Purchase.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., or “Purchaser”, is a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan, and a wholly owned subsidiary of MUFG. Additional information concerning Purchaser is set forth in its Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which report may be obtained from the SEC in the manner set forth with respect to information concerning the Company in Section IV.6—“Certain Information Concerning the Company” of this Offer to Purchase.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of each of the directors and executive officers of MUFG and Purchaser are set forth in Schedule A to this Offer to Purchase.

8. Source and Amounts of Funds.

Consummation of the Offer is not conditioned upon obtaining or funding of any financing arrangements. Because we are paying cash and will purchase all the outstanding Shares (excluding Controlled Shares) in the Offer and Merger and we have sufficient cash and cash equivalents on hand and working capital to pay the aggregate purchase price and the related fees and expenses, we believe that the business, financial condition and results of MUFG and Purchaser are not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

We estimate that the total amount of funds required to purchase all the outstanding Shares (excluding Controlled Shares) pursuant to the Offer and to pay related fees and expenses will be approximately $3.6 billion.

9. Certain Conditions of the Offer.

Certain Other Conditions to the Offer. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer pursuant to the Merger Agreement, subject to any applicable rules and regulations of the SEC, including, without limitation, Rule 14e-1(c) promulgated under the Exchange Act, we are, subject to the terms of the Merger Agreement, not required to accept for payment or pay for any Shares, may postpone the acceptance for payment of or payment for tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for if, at the expiration of the Offer, the Majority Tender Condition has not been satisfied or any of the following events shall have occurred and be continuing:

(a) the Special Committee and/or the Board of Directors have withdrawn or modified in any manner adverse to Purchaser or Merger Sub the Special Committee Recommendation and/or the Company Board Recommendation, as the case may be; or

(b) the representations and warranties of the Company contained in the Merger Agreement that (i) are not made as of a specific date are not true and correct as of the date of the Merger Agreement and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except where such inaccuracy would not reasonably be expected to have a Material Adverse Effect on the Company, with any qualifications as to materiality or Material Adverse Effect included in such representation and warranty being disregarded for purposes of determining whether this condition has been satisfied; or

(c) the Company has failed to perform and comply with, in any material respect, its obligations, agreements and covenants under the Merger Agreement on or prior to the Acceptance Time and such breach has not been cured; or

(d) the Company has failed to deliver to Purchaser a certificate signed by the Chief Executive Officer, Chief Operating Officer or the Chief Financial Officer of the Company and certifying as to the satisfaction by the Company, of the conditions described in (b) and (c) above; or

(e) any Law, judgment, order, writ, injunction, decree or award (whether temporary, preliminary or permanent) has been enacted, issued, promulgated, enforced or entered by any Governmental Entity and is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement; or

(f) there shall be in effect (i) any general suspension of, or limitation on trading in securities on, the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or (iii) any material limitation by any Governmental Entity on the extension of credit by banks or other lending institutions that, in each case, shall prevent the payment of the Offer Price; or

(g) since June 30, 2008, there has occurred any Material Adverse Effect;

which we may determine to invoke with respect to each and every matter referred to above on the basis that such matter makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

10. Dividends and Distributions.

The following table summarizes the dividends paid by the Company during the two years ending on the date hereof.

Dividend Per Share
2006
Quarter ended June 30	$0.47
Quarter ended September 30	$0.47
Quarter ended December 31	$0.47

2007
Quarter ended March 31	$0.47
Quarter ended June 30	$0.52
Quarter ended September 30	$0.52
Quarter ended December 31	$0.52

2008
Quarter ended March 31	$0.52
Quarter ended June 30	$0.52

On July 23, 2008, the Company declared a cash dividend for the quarter ending September 30, 2008, of $0.52 per Share that will be paid on October 3, 2008 to stockholders of record as of September 5, 2008.

In the Merger Agreement, the Company has agreed to limitations on its ability to declare and pay dividends, other than regular quarterly cash dividends not to exceed $0.52 per Share, until the Merger is effected. See Section III.6—“Summary of the Merger Agreement” of this Offer to Purchase.

11. Certain Legal Matters.

Merger. Under Section 253 of the Delaware General Corporation Law (the “DGCL”), if Purchaser and its affiliates acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect a short-form merger of the Company with and into a subsidiary of Purchaser without a vote of the Company’s stockholders. However, Purchaser has informed the Special Committee that compliance with the provisions of Delaware law governing short-form mergers would result in adverse Japanese tax consequences to Purchaser.

As a result, the Merger Agreement contemplates that even if Purchaser acquires more than 90% of the outstanding Shares pursuant to the Offer or otherwise within six months following the consummation of the Offer, the Merger would be effected via long-form merger under Section 251 of the DGCL and a vote of or written consent by the Company’s stockholders would be required to consummate such a merger with a subsidiary of Purchaser. In that event, the Company will also have to comply with the federal securities laws and regulations governing the solicitation of proxies or consents. Among other things, the Company will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely will be required to effect the Merger, if any.

Article VIII of the Company’s Certificate of Incorporation provides that the Company shall not, without the approval of the holders of at least 90% of the then outstanding Shares, be a constituent corporation in a merger pursuant to Sections 251, 252, 263 or 264 of the DGCL, if a constituent corporation to such merger or its Parent is a Parent of the Company immediately prior to such merger, in which nonredeemable shares of common stock or other nonredeemable equity interests of any constituent corporation are converted into anything other than nonredeemable shares of common stock or other nonredeemable equity interests of the surviving constituent corporation or its Parent. For this purpose, “Parent” means a person or entity that owns, directly or indirectly, more than 50% of the aggregate voting power of all outstanding equity interests of an entity. Article VIII further provides that Article VIII does not apply to any such merger if the Commissioner of Corporations of the State of California (or any successor entity thereto) has approved the terms and conditions of the transaction and the fairness of those terms and conditions pursuant to Section 25142 of the California Corporate Securities Law of 1968 (or any successor provision thereto). Article VIII further provides that Article VIII may be amended only with the approval of the holders of at least 90% of the then outstanding shares of common stock of the Company.

The effect of Article VIII is that a 90% vote is required in order for the holders of Shares to approve a merger between the Company, on the one hand, and MUFG, or its direct or indirect wholly owned subsidiaries, Purchaser and Merger Sub, on the other, in which the holders of Shares receive any consideration other than common stock in Merger Sub or Purchaser, unless the Commissioner of Corporations of the State of California approves such merger in a fairness hearing under California law as described in the foregoing paragraph.

General. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, we are not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of the Shares by us pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company’s or our business or that certain parts of the Company’s or our business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause us to elect to terminate the Offer without the purchase of the Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase.

Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. As explained more fully below, however, the Offer is not a reportable transaction under the HSR Act.

Under the HSR Act and the related rules, MUFG is deemed to be in “control” of the Company. In particular, the HSR Act and the related rules provide that the term “controls” means holding 50% or more of the outstanding voting securities of an issuer. Therefore, because MUFG holds approximately 65% of the Company’s voting securities, MUFG believes that no HSR Act filing is required in connection with the Offer and the Merger.

State Takeover Laws. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations that are incorporated in such states and/or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

We do not believe that any state takeover laws purport to apply to the Offer or the Merger. Article IX of the Company’s Certificate of Incorporation provides that the Company elects not to be governed by Section 203 of the DGCL. We have not currently complied with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer. See Section IV.9—“Certain Conditions of the Offer” of this Offer to Purchase.

Bank Regulations. Because MUFG and Purchaser own, directly or indirectly, a majority of the outstanding common stock of the Company, no prior approval for the Offer or the Merger is required under the U.S. Bank Holding Company Act, the U.S. Change in Bank Control Act or the Banking Act of Japan.

Pending Legal Proceedings. On August 14, 2008, a purported class action captioned Kahn v. Mitsubishi UFJ Financial Group, Inc., No. CGC-08-478665 (“Kahn”), was filed by an alleged stockholder of the Company in the Superior Court of California, County of San Francisco. The Kahn complaint purports to assert claims for breach of fiduciary duty against MUFG in connection with the Proposed $63.00 Offer and seeks unspecified damages and declaratory and injunctive relief with respect to the Proposed $63.00 Offer. The Company is not a defendant to this action.

On August 15, 2008, a purported class action captioned Jaroslawicz v. UnionBanCal Corp., et al., No. CGC-08-478704 (“Jaroslawicz”) was filed by an alleged stockholder of the Company in the Superior Court of California, County of San Francisco. The Jaroslawicz complaint was amended on August 19, 2008. The amended complaint purports to assert claims for breach of fiduciary duty against the Company’s directors, MUFG and Purchaser, and for aiding and abetting an alleged breach of fiduciary duty against the Company, MUFG and Purchaser. The amended complaint seeks declaratory, injunctive and rescissory relief with respect to the Offer.

On August 15, 2008, a purported class and derivative action captioned Virgin Islands Government Employees’ Retirement System v. Alvarez, et al., C.A. No. 3976 (“VIGERS”), was filed by an alleged stockholder of the Company in the Court of Chancery of the State of Delaware. The VIGERS complaint was amended on August 27, 2008. The amended VIGERS complaint purports to assert class action claims for breach of fiduciary duty against the Company’s current directors, and a claim for breach of fiduciary duty and self-dealing against MUFG and BTMU, in connection with the Offer. The amended VIGERS complaint also purports to assert derivative claims for breach of fiduciary duty against the Company’s current directors, except for

Nicholas Binkley, and certain of the Company’s former directors arising out of alleged non-compliance by certain of the Company’s subsidiaries with the Bank Secrecy Act and other anti-money laundering laws and regulations. The amended VIGERS complaint seeks declaratory and injunctive relief and damages.

The foregoing actions are all at a preliminary stage and it is therefore too soon to predict their outcome with any certainty. No responses have been served in response to any of the complaints, although the parties have agreed to limited discovery. Based upon its current understanding of the facts, MUFG and Purchaser believe that the allegations set forth in Kahn, Jaroslawicz and VIGERS are without merit. MUFG and Purchaser intend to defend such actions vigorously.

12. Fees and Expenses.

The Dealer Manager is acting as dealer manager in connection with the Offer and has provided certain financial advisory services to us in connection therewith. We have agreed to pay the Dealer Manager, as compensation for its services as financial advisors in connection with the Offer, a reasonable and customary fee but no additional compensation for their services as dealer manager. We have agreed to reimburse the Dealer Manager for its reasonable out-of-pocket expenses, excluding the fees and expenses of its counsel, in connection with the Offer, and have agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer and the Merger, including liabilities under the federal securities laws.

We have also retained the Information Agent to act as the solicitation and information agent in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and we have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

We have also retained the Depositary to act as the depositary in connection with the Offer. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and we have agreed to indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Neither MUFG nor Purchaser has directly or indirectly employed, retained or compensated any person or class of person (other than the Information Agent) to make solicitations or recommendations in connection with the tender of Shares pursuant to the Offer or the Merger. Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding material to their customers.

We have paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the Offer and the Merger (excluding fees in connection with any pending litigation):

Financial Advisor Fees and Expenses	$7,000,000
Filing Fees	$138,400
Legal Fees and Expenses	$6,350,000
Depositary Costs	$25,000
Information Agent Fees	$150,000
Printing and Mailing Costs	$125,000
Miscellaneous	$830,000

Total	$14,618,400

Certain of the foregoing expenses are estimated based on customary assumptions regarding the process and timing of completing the Offer.

We have not made any provision in connection with the Offer to grant public stockholders access to our files or provide counsel, legal advice or appraisal services at our expense. In addition, the Company will incur its own fees with respect to the Offer.

13. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

We are not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

We and MUFG have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement includes within it the information required by the SEC’s Statement on Schedule 13E-3 relating to “going private” transactions. Such Statement and any amendments thereto, including exhibits, are available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained upon payment of the SEC’s customary charges by submitting a written request by mail to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street, N.E., Washington, D.C. 20549, by fax at (202) 772-9295 or by e-mail at PublicInfo@sec.gov, and information that MUFG or Purchaser has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

August 29, 2008

SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MUFG AND PURCHASER

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employments held within the past five years, of each director and executive officer of MUFG and Purchaser. The principal place of business of MUFG and Purchaser and, unless otherwise indicated below, the business address of each director and officer, is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan. MUFG and Purchaser’s telephone number is 81-3-3240-1111. None of MUFG, the Purchaser or the directors and officers of MUFG or Purchaser listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of Japan. Each of MUFG and Purchaser has certain employees that are identified as an “executive officer” (shikko yakuin). Information regarding such executive officers is not provided herein because such executive officers do not perform policy making functions. Those executives who perform such functions are all included in the tables below.

MUFG

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Ryosuke Tamakoshi

Present occupation(s): Chairman of MUFG (October 2005 to present).

Positions in the past five years: Deputy President of UFJ Bank, Ltd. (“UFJ Bank”) (June 2002 to May 2004); Chairman of UFJ Bank (May 2004 to June 2004); President and CEO of UFJ Holdings, Inc. (June 2004 to October 2005); Deputy Chairman of Purchaser (January 2006 to April 2008).

Haruya Uehara

Present occupation(s): Deputy Chairman and Chief Audit Officer of MUFG (October 2005 to Present); Chairman of Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) (June 2008 to Present).

Positions in the past five years: Director of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) (June 2003 to April 2004); President of The Mitsubishi Trust and Banking Corporation (“MTB”) (April 2004 to June 2004); Chairman and Co-CEO of MTFG (June 2004 to October 2005); President of MUTB (October 2005 to June 2008).

Nobuo Kuroyanagi

Present occupation(s): President and CEO of MUFG (October 2005 to present); Chairman of Purchaser (April 2008 to present).

Positions in the past five years: Director of MTFG (June 2003 to June 2004); President of The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”) (June 2004 to October 2005); President and CEO of MTFG (June 2004 to October 2005).

Kyota Omori

Present occupation(s): Deputy President and Chief Compliance Officer of MUFG (June 2008 to present); Chairman of UnionBanCal Corporation and Union Bank of California, N.A. (July 2008 to present).

Positions in the past five years: Managing Director of BTM (June 2003 to May 2004); Non-Board Member Managing Director of BTM (May 2004 to January 2006); Managing Officer of MTFG (June 2005 to October 2005); Managing Officer of MUFG (October 2005 to April 2008); Managing Executive Officer of Purchaser (January 2006 October 2007); Senior Managing Executive Officer of Purchaser (October 2007 to April 2008); Senior Managing Officer of MUFG (April 2008 to June 2008).

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

Saburo Sano

Present occupation(s): Senior Managing Director and Chief Risk Management Officer of MUFG (June 2008 to present); Director of Mitsubishi UFJ Securities Co., Ltd. (“MUS”) (June 2008 to present).

Positions in the past five years: Non-Board Member Director of BTM (June 2001 to May 2004); Non-Board Member Managing Director of BTM (May 2004 to January 2006); Managing Executive Officer of Purchaser (January 2006 to April 2008); Senior Managing Officer of MUFG (April 2008 to June 2008).

Toshihide Mizuno

Present occupation(s): Senior Managing Director and Chief Planning Officer of MUFG (October 2005 to present); Director of MUTB (October 2005 to present).

Positions in the past five years: Director and Senior Executive Officer of UFJ Bank (June 2002 to October 2004); Director of UFJ Trust Bank Limited (“UFJ Trust”) (May 2004 to July 2004).

Hiroshi Saito

Present occupation(s): Senior Managing Director and Chief Financial Officer of MUFG (June 2007 to present); Director of Purchaser (June 2007 to present).

Positions in the past five years: Non-Board Member Director of MTB (June 2002 to October 2005); Executive officer of MUTB (October 2005 to June 2006); Managing Director of MUTB (June 2006 to June 2007); Managing Officer of MUFG (May 2007 to June 2007).

Shintaro Yasuda

Present occupation(s): Director of MUFG (October 2005 to present); Deputy Chairman of MUTB (June 2008 to present).

Positions in the past five years: Deputy President and Senior Executive Officer of UFJ Trust (May 2003 to May 2004); President of UFJ Trust (May 2004 to June 2004); Director of UFJ Holdings, Inc. (“UFJ Holdings”) (June 2004 to October 2005); Deputy President of MUTB (October 2005 to June 2008).

Katsunori Nagayasu

Present occupation(s): Director of MUFG (April 2008 to present); President in charge of the Business & Systems Integration Division of Purchaser (April 2008 to present).

Positions in the past five years: Managing Director of BTM (June 2002 to January 2005); Director and Managing Officer of MTFG (April 2004 to June 2004); Managing Officer of MTFG (June 2004 to October 2005); Senior Managing Director of BTM (January 2005 to May 2005); Deputy President of BTM (May 2005 to December 2005); Managing Officer of MUFG (October 2005 to December 2005); Deputy President of Purchaser (January 2006 to April 2008); Deputy President of MUFG (June 2006 to April 2008).

Fumiyuki Akikusa

Present occupation(s): Director of MUFG (June 2006 to present); President of MUS (June 2008 to present).

Positions in the past five years: Non-Board Member Managing Director of BTM (May 2003 to June 2004); Managing Officer of MTFG (May 2004 to May 2005); Managing Director of BTM (June 2004 to June 2005); Senior Managing Director and Principal Executive Officer of MUS (June 2005 to October 2005); Director and Principal Executive Officer of MUS (October 2005 to June 2006); Deputy President of MUS (June 2006 to June 2008).

Kazuo Takeuchi

Present occupation(s): Director of MUFG (June 2008 to present); Senior Managing Director of MUS (June 2008 to present).

Positions in the past five years: Senior Executive Officer of UFJ Bank Limited (January 2002 to May 2005); Senior Executive Officer of UFJ Tsubasa Securities Co., Ltd. (June 2005 to October 2005); Senior Executive Officer of MUS (October 2005 to June 2008).

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Kinya Okauchi

Present occupation(s): Director of MUFG (July 2008 to present); President of MUTB (June 2008 to present).

Positions in the past five years: Managing Director (Non-Board Member Director) of MTB (April 2003 to March 2004); Managing Director of MTB (March 2004 to June 2005); Director of MTFG (June 2004 to June 2005); Senior Managing Director of MTB (June 2005 to October 2005); Director of MUFG (October 2005 to June 2007); Senior Managing Director of MUTB (October 2005 to June 2008); Managing Officer of MUFG (June 2007 to June 2008).

Nobuyuki Hirano

Present occupation(s): Director of MUFG (October 2005 to present); Managing Director of Purchaser in charge of the Corporate Administration Division, the Corporate Planning Division, the Public Relations Division and the Customer Satisfaction Planning Division (January 2006 to present).

Positions in the past five years: Executive Officer of MTFG (June 2004 to June 2005); Non-Board Member Managing Director of BTM (May 2005 to June 2005); Managing Director of BTM (June 2005 to January 2006); Director of MTFG (June 2005 to October 2005).

Kaoru Wachi

Present occupation(s): Director of MUFG (June 2008 to present); Managing Director of MUTB (June 2008 to present).

Positions in the past five years: General Manager of Trust Business Division of BTM (May 2003 to March 2004); General Manager of Trust Assets Planning Division of MTB (March 2004 to June 2005); General Manager of Asset Management and Administration Planning Division of MTFG (April 2004 to June 2005); Executive Officer of MTFG (June 2005 to October 2005); Director (Non-Board Member Director) of MTB (June 2005 to October 2005); Executive Officer of MUFG (October 2005 to June 2008); Executive Officer of MUTB (October 2005 to June 2008).

Iwao Okijima

Present occupation(s): Director of MUFG (October 2005 to present); Advisor of Toyota Motor Corporation, 1 Toyota-cho, Toyota City, Aichi Prefecture (June 2002 to present).

Positions in the past five years: Director of UFJ Holdings, Inc. (June 2004 to October 2005).

Akio Harada

Present occupation(s): Director of MUFG (June 2006 to present); President of Tokyo Woman’s Christian University, 2-6-1 Zempukuji, Suginami-ku, Tokyo (July 2005 to present); Attorney at law of Hironaka Law Office (October 2004 to present).

Positions in the past five years: Prosecutor General (July 2001 to June 2004).

Takuma Otoshi

Present occupation(s): Director of MUFG (October 2005 to present); President & Chairman of IBM Japan, 3-2-12 Roppongi, Minato-ku, Tokyo (April 2008 to present).

Positions in the past five years: President of IBM Japan (December 1999 to April 2008); Director of MTFG (June 2004 to October 2005).

Haruo Matsuki

Present occupation(s): Corporate Auditor of MUFG (October 2005 to present).

Positions in the past five years: Director and Senior Executive Officer of UFJ Trust January 2002 to September 2004); Senior Executive Officer of UFJ Trust (September 2004 to June 2005); Corporate Auditor of UFJ Holdings, Inc. (June 2005 to October 2005); Corporate Auditor of UFJ Bank Limited (June 2005 to December 2005); Corporate Auditor of UFJ Trust (June 2005 to September 2005).

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Shota Yasuda

Present occupation(s): Corporate Auditor of MUFG (June 2007 to present).

Positions in the past five years: Managing Director (Non-Board Member Director) of BTM (May 2002 to January 2006); Senior Managing Director of Purchaser (January 2006 to June 2007).

Takeo Imai

Present occupation(s): Corporate Auditor of MUFG (October 2005 to present);

Corporate Auditor of MUS (October 2005 to present).

Positions in the past five years: Corporate Auditor of Mitsubishi Securities Co., Ltd. (September 2002 to October 2005)

Tsutomu Takasuka

Present occupation(s): Corporate Auditor of MUFG (October 2005 to present);

Corporate Auditor of Purchaser (January 2006 to present); Professor at Bunkyo Gakuin University, 1-19-1 Mukogaoka, Bunkyo-ku, Tokyo (April 2004 to present).

Positions in the past five years: Corporate Auditor of BTM (October 2004 to January 2006); Corporate Auditor of MTFG (June 2005 to October 2005).

Kunie Okamoto

Present occupation(s): Corporate Auditor of MUFG (October 2005 to present);

President of Nippon Life, 3-5-12, Imabashi, Chuo-ku, Osaka (April 2005 to present).

Positions in the past five years: Senior Managing Director of Nippon Life Insurance Company (march 2002 to April 2005); Corporate Auditor of UFJ Holdings, Inc. (June 2005 to October 2005).

Purchaser

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Nobuo Kuroyanagi

Present occupation(s): Chairman of Purchaser (April 2008 to present); President and CEO of MUFG (October 2005 to present).

Positions in the past five years: Director of MTFG (June 2003 to June 2004); President of BTM (June 2004 to October 2005); President and CEO of MTFG (June 2004 to October 2005); President of Purchaser (January 2006 to April 2008).

Takamune Okihara

Present occupation(s): Deputy Chairman of Purchaser and in charge of the Internal Audit & Credit Examination Division of Purchaser (April 2008 to present).

Positions in the past five years: Senior Executive Officer of UFJ Bank (May 2003 to May 2004); President and CEO of UFJ Bank (May 2004 to January 2006); Deputy President of Purchaser (January 2006 to April 2008).

Katsunori Nagayasu

Present occupation(s): President in charge of the Business & Systems Integration Division of Purchaser (April 2008 to present); Director of MUFG (April 2008 to present).

Positions in the past five years: Managing Director of BTM (June 2002 to January 2005); Director and Managing Officer of MTFG (April 2004 to June 2004); Managing Officer of MTFG (June 2004 to October 2005); Senior Managing Director of BTM (January 2005 to May 2005); Deputy President of BTM (May 2005 to December 2005); Managing Officer of MUFG (October 2005 to December 2005); Deputy President of Purchaser (January 2006 to April 2008); Deputy President of MUFG (June 2006 to April 2008).

Ryuichi Murata

Present occupation(s): Deputy President of Purchaser in charge of Western Region of Japan (May 2007 to present).

Positions in the past five years: Managing Director of BTM (June 2003 to January 2006); Senior Managing Director of Purchaser (January 2006 to May 2006); Deputy President of Purchaser (May 2006 to May 2007).

Kazuo Sassa

Present occupation(s): Deputy President of Purchaser in charge of Central Region of Japan (May 2007 to present).

Positions in the past five years: Senior Executive Officer of UFJ Bank (January 2002 to May 2004); Director and Senior Executive Officer of UFJ Bank (May 2004 to January 2006); Senior Managing Director of Purchaser (January 2006 to May 2007).

Takao Kawanishi

Present occupation(s): Deputy President and Chief Executive of the Corporate Banking Business Unit of Purchaser (April 2008 to present); Managing Officer and Group Head, Integrated Corporate Banking Business Group of MUFG (April 2008 to present).

Positions in the past five years: Senior Executive Officer of UFJ Bank (May 2003 to May 2004); Director and Senior Executive Officer of UFJ Bank (May 2004 to January 2006); Managing Director of Purchaser (January 2006 to October 2007); Senior Managing Director of Purchaser (October 2007 to April 2008).

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Tatsuo Tanaka

Present occupation(s): Deputy President and Chief Executive of the Global Business Unit of Purchaser (June 2008 to present); Managing Officer and Deputy Group Head, Integrated Corporate Banking Business Group of MUFG (April 2008 to present).

Positions in the past five years: Executive Officer of BTM (June 2001 to May 2004); Managing Executive Officer of Purchaser (January 2006 to April 2008); Senior Managing Executive Officer of Purchaser (April 2008 to June 2008).

Ryusaburo Harasawa

Present occupation(s): Managing Director in charge of the eBusiness and IT Initiatives Division, and Chief Executive, Operations and Systems Unit of Purchaser (January 2006 to present); Managing Officer in charge of the Operations & Systems Planning Division of MUFG (April 2006 to present).

Positions in the past five years: Executive Officer of BTM (June 2001 to May 2005); Managing Executive Officer of BTM (May 2005 to June 2005); Managing Director of BTM (June 2005 to January 2006).

Nobuyuki Hirano

Present occupation(s): Managing Director of Purchaser in charge of the Corporate Administration Division, the Corporate Planning Division, the Public Relations Division and the Customer Satisfaction Planning Division (January 2006 to present); Director of MUFG (October 2005 to present).

Positions in the past five years: Executive Officer of MTFG (June 2004 to June 2005); Non-Board Member Managing Director of BTM (May 2005 to June 2005); Managing Director of BTM (June 2005 to January 2006); Director of MTFG (June 2005 to October 2005).

Takashi Hara

Present occupation(s): Managing Director of Purchaser in charge of the Human Resources Division (June 2008 to present).

Positions in the past five years: Executive Officer of UFJ Bank (January 2002 to May 2005); Managing Executive Officer of UFJ Bank (May 2005 to January 2006); Managing Executive Officer of Purchaser (January 2006 to June 2008).

Junichi Itoh

Present occupation(s): Managing Director and Chief Compliance Officer of Purchaser (April 2007 to present); Managing Officer and Deputy Chief Compliance Officer of MUFG (May 2007 to present).

Positions in the past five years: Executive Officer of BTM (June 2002 to May 2005); Managing Executive Officer of BTM (May 2005 to June 2005); Managing Director of BTM (June 2005 to January 2006); Managing Director of Purchaser (January 2006 to April 2007).

Takashi Nagaoka

Present occupation(s): Managing Director and Chief Executive, Retail Banking Business Unit of Purchaser (June 2008 to present); Managing Executive Officer and Group Head, Integrated Retail Banking Business Group of MUFG (April 2008 to present).

Positions in the past five years: Executive Officer of BTM (June 2003 to January 2006); Executive Officer of Purchaser (January 2006 to May 2006); Managing Executive Officer of Purchaser (May 2006 to June 2008).

Takeshi Ogasawara

Present occupation(s): Managing Director of Purchaser in charge of the Corporate Risk Management Division, the Information Security Management Division and the Credit Policy & Planning Division (June 2008 to present).

Positions in the past five years: Director and Executive Officer of UFJ Bank (May 2004 to January 2006); Executive Officer of Purchaser (January 2006 to May 2007); Managing Executive Officer of Purchaser (May 2007 to June 2008).

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Hitoshi Suzuki

Present occupation(s): Managing Director and Chief Executive, the Global Markets Unit of Purchaser (June 2008 to present).

Positions in the past five years: General Manager of Global Markets Planning Division of BTM (May 2002 to June 2005); Executive Officer of BTM (June 2005 to January 2006); Executive Officer of Purchaser (January 2006 to April 2008); Managing Executive Officer of Purchaser (April 2008 to June 2008).

Hiroshi Saito

Present occupation(s): Director of Purchaser (June 2007 to present); Senior Managing Director and Chief Financial Officer of MUFG (June 2007 to present).

Positions in the past five years: Non-Board Member Director of MTB (June 2002 to October 2005); Executive officer of MUTB (October 2005 to June 2006); Managing Director of MUTB (June 2006 to June 2007); Managing Officer of MUFG (May 2007 to June 2007).

Kunio Ishihara

Present occupation(s): Director of Purchaser (January 2006 to present); Chairman of the Board of Tokio Marine Holdings, Inc., 1-2-1 Marunouchi, Chiyoda-ku, Tokyo (July 2008 to present).

Positions in the past five years: President of Millea Holdings, Inc. (April 2002 to October 2004); President of Tokio Marine & Nichido Fire Insurance Co., Ltd. (October 2004 to June 2007); Chairman of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd. (June 2007 to July 2008); Chairman of the Board of Millea Holdings, Inc. (June 2007 to July 2008).

Teruo Ozaki

Present occupation(s): Director of Purchaser (January 2006 to present); Corporate Auditor of Kirin Holdings Company, Limited March 2004 to present); Corporate Auditor of Tokai Rubber Industries, Ltd. (June 2004 to present); Director of Daikyo Incorporated, 4-24-13 Sendagaya, Shibuya-ku, Tokyo (June 2005 to present); Director of Orix Corporation, 4-1-23 Shiba, Minato-ku, Tokyo (June 2006 to present).

Positions in the past five years: Deputy Managing Partner of Asahi & Co. (January 2002 to March 2004); Director of UFJ Bank (October 2004 to January 2006).

Tatsunori Imagawa

Present occupation(s): Corporate Auditor of Purchaser (June 2006 to present); Corporate Auditor of Mitsubishi UFJ Lease & Finance Company Limited (April 2007 to present).

Positions in the past five years: Senior Managing Director of BTM (June 2002 to June 2006); Senior Managing Director of MTFG (May 2003 to April 2004); Deputy President of MTFG (April 2004 to October 2005); Deputy President of MUFG (October 2005 to June 2006).

Tadashi Yanagisawa	Present occupation(s): Corporate Auditor of Purchaser (January 2006 to present). Positions in the past five years: Managing Executive Officer of Purchaser (May 2003 to January 2006).

Akira Enomoto

Present occupation(s): Corporate Auditor of Purchaser (June 2006 to present).

Positions in the past five years: Executive Officer of UFJ Bank (September 2004 to January 2006); Executive Officer of Purchaser (January 2006 to June 2006).

Hiroshi Sato

Present occupation(s): Corporate Auditor of Purchaser (June 2008 to present).

Positions in the past five years: Chief Manager, Credit Division No. 2 of BTM (August 2003 to May 2005); General Manager of Credit & Advisory Division (May 2005 to June 2007); Executive Officer of Purchaser (June 2007 to June 2008).

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Tsutomu Takasuka

Present occupation(s): Corporate Auditor of Purchaser (January 2006 to present); Corporate Auditor of MUFG (October 2005 to present); Professor at Bunkyo Gakuin University (April 2004 to present).

Positions in the past five years: Corporate Auditor of BTM (October 2004 to January 2006); Corporate Auditor of MTFG (June 2005 to October 2005).

Kotaro Muneoka

Present occupation(s): Corporate Auditor of Purchaser (January 2006 to present); Director of Hitachi High-Technologies Corporation, 1-24-14 Nishi-shinbashi, Minato-ku, Tokyo (June 2005 to present); Chairman of Hitachi Software Engineering Co., Ltd., 4-12-7 Higashi-shinagawa, Shinagawa-ku, Tokyo (June 2007 to present); Advisor of Hitachi, Ltd, 1-6-6 Marunouchi, Chiyoda-ku, Tokyo (June 2007 to present).

Positions in the past five years: Director of Hitachi, Ltd. (June 2003 to June 2007).

Yoshiharu Hayakawa

Present occupation(s): Corporate Auditor of Purchaser (January 2006 to present); Corporate Auditor of Key Coffee Inc., 2-34-4 Nishi-shinbashi, Minato-ku, Tokyo (June 2000 to present); Director of Mitsui Fudosan Co., Ltd., 2-1-1 Muromachi, Nihonbashi, Chuo-ku, Tokyo (June 2007 to present); Director of Pasona Group Inc., 1-5-1 Marunouchi, Chiyoda-ku, Tokyo. (December 2007 to present)

Positions in the past five years: Corporate Auditor of UFJ Bank (September 2005 to January 2006).

Tetsuya Nakagawa

Present occupation(s): Corporate Auditor of Purchaser (January 2006 to present); Professor at the Law School of Kokugakuin University, 4-10-28 Higashi, Shibuya-ku, Tokyo (April 2004 to present).

Positions in the past five years: Corporate Auditor of BTM (June 2004 to January 2006).

SCHEDULE B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange 1or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

(a) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(b) Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

(c) Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

(d) Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date that is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by you or your broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

MELLON INVESTOR SERVICES LLC

By Mail:

Mellon Investor Services LLC

Attn: Corporate Action Dept., 27th Floor

P.O. Box 3301

South Hackensack, New Jersey 07606

By Overnight Courier:

Mellon Investor Services LLC

Mail Drop-Reorg

Attn: Corporate Actions Dept., 27 th Floor

480 Washington Blvd.

Jersey City, New Jersey 07310

By Hand:

Mellon Investor Services LLC

Mail Drop-Reorg

Attn: Corporate Actions Dept., 27 th Floor

480 Washington Blvd.

Jersey City, New Jersey 07310

By Facsimile Transmission (For Eligible Institutions Only):

1-201-680-4626

Confirm Receipt of Facsimile by Telephone Only:

1-201-680-4860

Any questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: (877) 717-3922

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

1585 Broadway

New York, NY 10036

Toll-Free: (866) 880-5071

Collect: (212) 761-3001